Filed pursuant to 424(b)(3)
Registration No. 333-255376

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 14 DATED MARCH 22, 2023
TO THE PROSPECTUS DATED FEBRUARY 11, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Ares Industrial Real Estate Income Trust Inc. dated February 11, 2022, as supplemented by Supplement No. 1, dated April 14, 2022, Supplement No. 2, dated May 5, 2022, Supplement No. 3, dated May 13, 2022, Supplement No. 4, dated June 15, 2022, Supplement No. 5, dated July 15, 2022, Supplement No. 6, dated August 15, 2022, Supplement No. 7, dated September 15, 2022, Supplement No. 8, dated October 14, 2022, Supplement No. 9, dated November 15, 2022, Supplement No. 10, dated December 15, 2022, Supplement No. 11, dated January 13, 2023, Supplement No. 12, dated February 14, 2023, and Supplement No. 13, dated March 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	updated information with respect to our DST Program and debt obligations;
●	updated information regarding completed real property acquisitions;
●	updated information regarding distributions;
●	updated information regarding redemptions;
●	an update on our assets and performance;
●	updated information regarding fees and expenses payable to the Advisor, the Dealer Manager and their affiliates;
●	updated information regarding determinations by our board of directors;
●	updated historical company-level expenses;
●	updated historical net asset value (“NAV”) information for 2022;
●	updated experts information;
●	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed as part of our Annual Report on Form 10-K for the year ended December 31, 2022;
●	updated information regarding quantitative and qualitative disclosures about market risk; and
●	the consolidated financial statements, notes, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2022.
●	DST PROGRAM AND DEBT OBLIGATIONS

DST Program and DST Program Loans. Our DST Program raises capital through private placement offerings by selling DST Interests in specific Delaware statutory trusts holding real properties. The following table presents our DST Program activity for the years ended December 31, 2022, 2021, and 2020:

	For the Years Ended December 31,
(in thousands)	2022	2021	2020 (1)
DST Interests sold	$768,639	$492,168	$—
DST Interests financed by DST Program Loans (2)	83,630	68,772	—
Income earned from DST Program Loans (3)	4,811	861	—
Financing obligation liability appreciation (4)	26,568	—	—
Rent obligation incurred under master lease agreements (4)	41,702	6,039	—

(1) The DST Program was not in place during the year ended December 31, 2020.

(2) DST Program Loans are presented net of repayments.

(3) Included in other income and expenses in the consolidated statements of operations.

(4) Included in interest expense on consolidated statements of operations.

As of December 31, 2022 and 2021, we had 114 and 46 DST Program Loans, respectively, with a combined carrying value of $152.4 million and $68.8 million, respectively, and a weighted-average interest rate of 4.63% and 4.10%, respectively, and a weighted-average maturity of 9.3 years and 9.8 years, respectively, related to the DST Program. Refer to “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

The following information supplements, and should be read in conjunction with, the disclosure contained in the subsection titled “Debt Obligations” on page 131 of the Prospectus.

Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2022, we had approximately $2.9 billion of consolidated indebtedness with a weighted-average interest rate of 3.55%, which includes the effect of interest rate swap and cap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2022 was 3.6 years, excluding extension options. The total gross book value of properties encumbered by our total consolidated debt as of December 31, 2022 was $2.4 billion. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information.

As of December 31, 2022, we have no indebtedness with initial or extended maturity dates beyond 2023 that has exposure to LIBOR. Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding interest rates.

●	COMPLETED REAL PROPERTY ACQUISITIONS

Completed Real Property Acquisitions

The following is inserted at the end of the table in the subsection of the Prospectus titled, “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions” on page 127 of the Prospectus in order to describe additional individually insignificant real property acquisitions completed as of the date of this Supplement:

($ in thousands)	Acquisition / Shell Complete Date	Ownership Percentage	Purchase Price (1)	Purchase Price Capitalization Rate (2)		Rentable Square Feet	Leased Rate
Bayport 146 Distribution Center—Houston, TX	2/21/2023	100.0%	$49,500	N/A	%	455,000	-%

(1)	Reflects contractual purchase price amount exclusive of transfer taxes, due diligence expenses, and other closing costs.
(2)	This property is considered a value-add property, as it has certain occupancy, lease term, and/or projected capital improvement requirements that differ from our core operating portfolio.

●	DISTRIBUTIONS

The following information should be read in conjunction with the sections titled “Prospectus Summary—Distribution Policy,” “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities...” and “Description of Capital Stock—Distributions” beginning on pages 28, 58, and 205, respectively, of the Prospectus:

We intend to continue to accrue and make distributions on a regular basis. For the year ended December 31, 2022, approximately 52.6% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 47.4% of our total gross distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically, with proceeds from shares issued pursuant to our distribution reinvestment plan. Some or all of our future distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, interest income from our cash balances, and the net proceeds from primary shares sold in our public offerings. We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay distributions, which if insufficient could negatively impact our ability to pay such distributions. See “Prospectus Summary—Compensation to the Advisor and its Affiliates—Expense Support Agreement” and “Management Compensation—Expense Support Agreement” for further detail regarding the waiver and expense support agreement among us, the Operating Partnership and the Advisor.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the years ended as of the dates indicated below:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
($ in thousands)	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash (1)(2)	$85,947	52.6%	$55,459	50.3%
Reinvested in shares	77,569	47.4	54,724	49.7
Total	$163,516	100.0%	$110,183	100.0%
Sources of Distributions
Cash flows from operating activities (2)	$85,947	52.6%	$55,459	50.3%
DRIP (3)	77,569	47.4	54,724	49.7
Total	$163,516	100.0%	$110,183	100.0%

(1)	Includes distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings. See “Note 11 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the ongoing distribution fees.
(2)	Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3)	Stockholders may elect to have their distributions reinvested in shares of our common stock through our distribution reinvestment plan.
●	REDEMPTIONS

For the year ended December 31, 2022, we received eligible redemption requests for approximately 14.1 million shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $213.4 million, or an average price of $15.13 per share. For the year ended December 31, 2021, we received eligible redemption requests for approximately 2.4 million shares of our common stock, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $25.1 million, or an average price of $10.68 per share. Our share redemption program states that for each calendar quarter redemptions will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

●	FEES AND EXPENSES PAYABLE TO THE ADVISOR, THE DEALER MANAGER AND THEIR AFFILIATES

1) The following data supplements, and should be read in conjunction with the tables in the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 22 and 169 to 171, respectively, of the Prospectus:

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services described above, and any related amounts payable.

	For the Year Ended December 31,		Payable as of
(in thousands)	2022	2021	December 31, 2022	December 31, 2021
Selling commissions and dealer manager fees—the Dealer Manager (1)	$22,815	$15,046	$—	$—
Ongoing distribution fees—the Dealer Manager (1)(2)	27,175	16,022	2,459	1,779
Advisory fee—fixed component—the Advisor	67,561	28,558	6,371	3,864
Performance participation allocation—the Advisor (3)	140,505	81,185	140,505	81,185
Other expense reimbursements—the Advisor (4)(5)	12,452	11,434	2,624	707
Property accounting fee—the Advisor (6)	2,803	1,262	269	166
DST Program selling commissions, dealer manager fees and distribution fees—the Dealer Manager (1)	8,584	3,527	672	190
Other DST Program related costs—the Advisor (5)	9,974	5,925	145	61
Development fees—the Advisor (7)	8,460	937	471	78
Total	$300,329	$163,896	$153,516	$88,030

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable were approximately $92.1 million and $85.4 million as of December 31, 2022 and 2021, respectively.

(3)	The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022, and the Advisor elected to settle the amounts owed partially in cash in the amount of $77.8 million and the remainder in 4.1 million of OP Units.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the Advisory Agreement, including, but not limited to, certain expenses described below after footnote 7, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.
(6)	The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain limited circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.
(7)	Development fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on our consolidated balance sheets. Amounts also include our proportionate share of development acquisition fees relating to the BTC Partnerships, which are included in investment in unconsolidated joint venture partnership(s) on our consolidated balance sheets.

2) The following supplements, and should be read in conjunction with, the disclosure concerning operating expense reimbursements contained on page 154 in the section of the Prospectus titled “The Advisor and the Advisory Agreement—The Advisory Agreement—Advisory Fee and Expense Reimbursements”:

Operating Expense Limitation

Generally, we are prohibited by our charter from incurring total operating expenses which, at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of our average invested assets, or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period (the “2%/25% Limitation”). For these purposes, total operating expenses exclude rental expenses, real estate-related depreciation and amortization expense, interest expense, acquisition expenses, taxes and impairments. Our charter requires that we calculate the figures used in determining whether operating expenses have exceeded the 2%/25% Limitation in accordance with GAAP applied on a consistent basis. Notwithstanding the above, we may incur total operating expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. Our total operating expenses exceeded the 2%/25% Limitation as of the four fiscal quarters ended December 31, 2022. All of our independent directors determined that the excess expenses were justified based upon a review of unusual and non-recurring factors, including but not limited to: the strong performance of our portfolio driven by the continued demand in the industrial property sector and the resulting significant growth in our NAV and total return generated for the period which drove a significant increase in the performance participation allocation. Other factors considered include our continued, strong capital raise and the timing of our deployment during the period, including the BTC II Partnership Transaction in the first quarter of 2022 and the acquisition of 38 industrial properties in the second quarter of 2022. The calculation of the performance participation allocation is based in part on our calculation of NAV, which takes into account any increases or decreases in the fair market value of our investments in real estate, meaning that generally, as NAV increases and the corresponding total return generated for stockholders increases, the performance participation allocation increases. However, as noted above, unlike our NAV and the performance participation allocation, the 2%/25% Limitation is calculated in accordance with GAAP and the calculation of net income for purposes of the limitation does not take into account the significant fair market value gains generated by our investments in real estate for the period, resulting in an incongruous comparison between total operating expenses and the 2%/25% Limitation.

●	Determinations by Our Board of Directors

The following is added immediately following the content under the heading “Reports to Stockholders” on page 221 of the Prospectus:

Determinations by Our Board of Directors

Our charter contains a provision that codifies the authority of our board of directors to manage our business and affairs. The provision enumerates certain matters and states that the determinations as to any such enumerated matters made by or pursuant to the direction of our board of directors (consistent with our charter) is final and conclusive and binding upon us and our stockholders. This provision does not alter the duties our board of directors owes to us or our stockholders pursuant to our charter and under Maryland laws. Similarly, while the provision allows the board of directors to interpret certain definitions in ambiguous circumstances, it does not allow the board of directors to read or apply the terms “Affiliate,” “Independent Director,” or “Sponsor” in a manner inconsistent with the Statement of Policy. Further it would not restrict the ability of a stockholder to challenge an action by our board of directors that was taken in a manner that is inconsistent with our charter or the board of directors’ duties under Maryland law or that did not comply with the requirements of the provision.

●	HISTORICAL COMPANY-LEVEL EXPENSES

During the year ended December 31, 2022, we incurred certain company-level expenses at an annualized rate equal to approximately 5.05% of our average NAV. Such fund-level expenses comprised (i) an advisory fee equal to an annualized 4.65% of our average NAV, which included a performance fee of 3.14%, (ii) general and administrative expenses equal to an annualized 0.30% of our average NAV and (iii) organization and offering costs equal to an annualized 0.10% of our average NAV. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $56 in these company-level expenses during 2022.

The information above should not be considered a representation of future company-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “Prospectus Summary—Compensation to the Advisor and its Affiliates” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

●	CERTAIN HISTORICAL NAV INFORMATION

The following table shows our NAV per share at the end of each quarter during 2022:

Date	Class T	Class D	Class I	OP Units
December 31, 2022	$15.2644	$15.2644	$15.2644	$15.2644
September 30, 2022	15.3806	15.3806	15.3806	15.3806
June 30, 2022	15.2635	15.2635	15.2635	15.2635
March 31, 2022	14.4934	14.4934	14.4934	14.4934
●	EXPERTS

The consolidated financial statements of Ares Industrial Real Estate Income Trust Inc. as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and financial statement schedule III, have been included herein and in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

●	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements and notes thereto included in this Supplement. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 20, 2023 for a description of these risks and uncertainties.

OVERVIEW

General

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We currently operate as a REIT for U.S. federal income tax purposes, and elected to be treated as a REIT beginning with our taxable year ended December 31, 2017. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through the Operating Partnership.

We intend to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. In order to execute this strategy in compliance with federal securities laws, we intend to file new registration statements to replace existing registration statements, such that there will not be any lag from one offering to the next. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

Pursuant to our public offering, we offered and continue to offer shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the NAV per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of common stock, and is available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share. See Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Net Asset Value” for further detail.

Additionally, we have a program to raise capital through private placement offerings by selling DST Interests. These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. We expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We also offer DST Program Loans to finance no more than 50% of the purchase price of the DST Interests to certain purchasers of the interests in the Delaware statutory trusts. During 2022, we sold $768.6 million of gross interests related to the DST Program, $83.6 million of which were financed by DST Program Loans, net of repayments. See “Note 6 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional detail regarding the DST Program.

During the year ended December 31, 2022, we raised gross proceeds of approximately $1.0 billion from the sale of 71.3 million shares of our common stock, including shares issued pursuant to distribution reinvestment plan. See “Note 8 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for information concerning our public offering.

As of December 31, 2022, we directly owned and managed a real estate portfolio that included 243 industrial buildings totaling approximately 50.2 million square feet located in 29 markets throughout the U.S., with 418 customers, and was 98.1% occupied (98.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.2 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2022, we transacted over 5.7 million square feet of new and renewal leases, and rent growth on comparable leases averaged 47.2% (calculated using cash basis rental rates). We experienced significantly higher acquisition volume in the first and second quarters of 2022 as compared to the third and fourth quarters of 2022 as the industrial property market adjusted to the impact of recent interest rate increases on acquisition pricing. Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. Refer to “Note 3 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for detail regarding our 2022 acquisition activity. As of December 31, 2022, our real estate portfolio included:

●	240 industrial buildings totaling approximately 49.7 million square feet comprised our operating portfolio, which includes stabilized properties, and was 99.0% occupied (99.1% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.2 years; and
●	Three industrial buildings totaling approximately 0.5 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2022, we owned and managed 11 buildings either under construction or in the pre-construction phase totaling approximately 3.1 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

Concurrently with the BTC II Partnership Transaction (as described in “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes”) on February 15, 2022, we and our joint venture partners formed the BTC II B Partnership, through which we co-own five properties that were part of the original BTC II Partnership portfolio and were not part of the BTC II Partnership Transaction. As of December 31, 2022, we owned and managed five buildings that were either under construction or in the pre-construction phase totaling approximately 1.8 million square feet, through our 8.0% minority ownership interest in the BTC II B Partnership. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.

Our primary investment objectives include the following:

●	preserving and protecting our stockholders’ capital contributions;
●	providing current income to our stockholders in the form of regular distributions; and
●	realizing capital appreciation in our NAV from active investment management and asset management.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.

We expect to manage our corporate financing strategy under the current mortgage lending and corporate financing environment by considering various lending sources, which may include long-term fixed-rate mortgage loans, floating-rate mortgage notes, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and the assumption of existing loans in connection with certain property acquisitions, or any combination of the foregoing.

Real Estate Outlook

Our results of operations are affected by a variety of factors, including conditions in both the U.S. and global financial markets and the economic and political environments.

The commercial real estate markets continued to be impacted by the challenging macroeconomic environment, including high inflation, geopolitical uncertainty and particularly the effect of rapidly rising interest rates. Given the rise in interest rates by central banks globally, property valuations adjusted downwards, with capitalization rate compressions waning and, in certain cases, yields widening. Periods of excessive or prolonged inflation and rising interest rates may negatively impact our customers’ businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our net operating income and NAV.

We believe some of these market trends may be offset by the continued strong fundamentals in the industrial sector. For example, the U.S. industrial real estate sector continues to benefit from positive net absorption (the net change in total occupied industrial space), low vacancy rates, and continued rent growth in our primary target markets. Consistent with recent experience and based on current market conditions, we expect average net effective rental rates on new leases signed during 2023 to be higher than the rates on expiring leases.

Technological advancements, shifting consumer preferences, and the resultant supply chain innovations have supported continued growth of e-commerce, which has only accelerated as a result of COVID-19. E-commerce as a share of total retail sales is forecasted to grow by 28% and 47% over the next five and ten years, respectively. As online sales grow and more retailers continue to adapt to changing consumer preferences and technologies, the need for highly functional warehouse space near major cities is expected to increase. Disruptions in global supply chains may also lead to increased demand for warehouse space as users may restock goods at higher inventory levels and look to real estate to improve the efficiency of logistics operations.

We believe our portfolio is well-positioned for this market environment. Industrial market fundamentals remain favorable, supported by strong rent growth, low vacancy rates and demand generally outpacing supply. However, there is no guarantee that our outlook will remain positive for the long-term, especially if leasing fundamentals weaken in the future.

RESULTS OF OPERATIONS

Summary of 2022 Activities

During the year ended December 31, 2022, we completed the following activities:

●	Our NAV increased to $15.26 per share as of December 31, 2022 as compared to $12.50 per share as of December 31, 2021.
●	We raised $1.0 billion of gross equity capital from our public offering. Additionally, we raised $768.6 million of gross capital through private placement offerings by selling DST Interests, $83.6 million of which were financed by DST Program Loans, net of repayments. We redeemed 14.1 million shares for an aggregate dollar amount of $213.4 million.
●	On February 15, 2022, we closed the BTC II Partnership Transaction, resulting in the direct ownership of 11 properties, totaling approximately 1.7 million square feet, that were previously part of the BTC II Partnership, for a total cost of approximately $359.2 million, which includes the cost of our previously held interest in the BTC II Partnership. Concurrently with the BTC II Partnership Transaction, we and our joint venture partners formed the BTC II B Partnership, through which we co-own five properties that were part of the original BTC II Partnership’s portfolio and were not part of the BTC II Partnership Transaction, with an 8.0% minority ownership interest.
●	We closed on a recast of our unsecured credit facility for total commitments of $1.55 billion consisting of a $1.0 billion revolving credit facility and a $550.0 million term loan. The revolving credit facility’s effective interest rate is calculated based on Term Secured Overnight Financing Rate (“Term SOFR”) plus a 10 basis point adjustment plus a margin ranging from 1.25% to 2.00%, depending on our consolidated leverage ratio. The $550.0 million term loan’s effective interest rate is calculated based on an Adjusted Term Secured Overnight Financing Rate (“Adjusted Term SOFR”) plus a margin ranging from 1.20% to 1.90%, depending on our consolidated leverage ratio.
●	We modified our $600.0 million term loan to use an effective interest rate that is calculated based on Term SOFR plus a 11.448 basis point adjustment plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio.
●	We entered into two interest rate swaps on our $550.0 million term loan with an aggregate notional amount of $200.0 million and modified our previously existing interest rate swaps to be based on Term SOFR. In combination, these interest rate swaps effectively fix SOFR at a weighted-average of 1.57% and results in an all-in interest rate ranging from 1.76% to 3.87% for the respective swapped portions of the borrowings as of December 31, 2022.
●	We entered into four interest rate swaps on our $600.0 million term loan with an aggregate notional amount of $300.0 million and modified our previously existing interest rate swaps to be based on Term SOFR. In combination, these interest rate swaps effectively fix SOFR at a weighted-average of 1.87% and results in an all-in interest rate ranging from 1.99% to 4.37% for the respective swapped portions of the borrowings as of December 31, 2022.
●	We entered into a secured floating-rate mortgage note in the amount of $367.8 million with a three-year term, which may be extended pursuant to two one-year extension options. The mortgage note’s effective interest rate is calculated based on Adjusted Term SOFR plus a margin of 1.85%, depending on our consolidated leverage ratio. We also entered into an associated interest rate swap with a notional amount of $367.8 million, which effectively fixes SOFR at 2.76% and results in an all-in interest rate of 4.71% as of December 31, 2022.
●	We leased approximately 5.7 million square feet, which included 2.1 million square feet of new and future leases and 3.6 million square feet of renewals through 77 separate transactions with an average annual base rent of $7.53 per square foot, representing a 49.2% increase in rental rates over the last 12 months on comparable leases (calculated on a GAAP basis).
●	As of December 31, 2022, we owned nine buildings under construction totaling approximately 3.0 million square feet, and two buildings in the pre-construction phase for an additional 0.2 million square feet.

Portfolio Information

As of December 31, 2022 and 2021, our owned and managed portfolio was as follows:

	As of December 31,
(square feet in thousands)	2022	2021
Portfolio data:
Total buildings	243	193
Total rentable square feet	50,229	37,583
Total number of customers	418	348
Percent occupied of operating portfolio (1)	99.0%	98.3%
Percent occupied of total portfolio (1)	98.1%	96.6%
Percent leased of operating portfolio (1)	99.1%	98.3%
Percent leased of total portfolio (1)	98.9%	97.6%

(1)	See “Overview—General” above for a description of our operating portfolio and our total portfolio (which includes our operating and value-add portfolios) and for a description of the occupied and leased rates.

Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth information regarding our consolidated results of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021:

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	Change
Revenues:
Rental revenues	$391,605	$177,069	$214,536
Debt-related income	420	—	420
Total revenues	392,025	177,069	214,956
Operating expenses:
Rental expenses	94,276	42,719	51,557
Real estate-related depreciation and amortization	265,970	112,201	153,769
General and administrative expenses	13,265	8,886	4,379
Advisory fees	67,561	28,558	39,003
Performance participation allocation	140,505	81,185	59,320
Acquisition costs and reimbursements	5,322	3,735	1,587
Total operating expenses	586,899	277,284	309,615
Other (income) expenses:
Equity in loss (income) from unconsolidated joint venture partnership(s)	97	(54,296)	54,393
Interest expense	150,824	30,463	120,361
(Gain) loss on derivative instruments	(28,628)	177	(28,805)
Other income and expenses	(4,252)	(732)	(3,520)
Total other (income) expenses	118,041	(24,388)	142,429
Net loss	(312,915)	(75,827)	(237,088)
Net loss attributable to redeemable noncontrolling interests	4,874	498	4,376
Net income attributable to noncontrolling interests	(38)	(20)	(18)
Net loss attributable to common stockholders	$(308,079)	$(75,349)	$(232,730)
Net loss per common share - basic and diluted	$(1.04)	$(0.37)	$(0.67)

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $214.5 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to an increase in non-same store revenues, which was attributable to the significant growth in our portfolio over this period. For the year ended December 31, 2022, non-same store rental revenues reflect the addition of 177 industrial buildings we have acquired since January 1, 2021, as well as five value-add properties that were acquired during 2020 and stabilized during 2021. See “Same Store Portfolio Results of Operations” below for further details of the same store revenues.

Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and utilities. Total rental expenses increased by approximately $51.6 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to an increase in non-same store expenses, which was attributable to the significant acquisition activity in our portfolio since January 1, 2021, as noted above. See “Same Store Portfolio Results of Operations” below for further details of the same store expenses.

All Remaining Income and Expenses. In aggregate, the remaining income and expenses increased by approximately $400.5 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily due to the following:

●	an increase in real estate-related depreciation and amortization expense totaling an aggregate amount of $153.8 million for the year ended December 31, 2022, as a result of the growth in our portfolio since the same period in 2021;
●	an increase in interest expense of $120.4 million for the year ended December 31, 2022, as compared to the same period in 2021, primarily related to (i) a $55.6 million increase in mortgage note and term loan interest (including the effects of interest rate swap agreements) related to increased borrowings during 2022, the timing of certain borrowings in 2021, and increased interest rates related to certain variable rate debt; (ii) a $35.7 million increase of master lease payments recorded as interest expense associated with our DST Program that was initiated in the second quarter of 2021; and (iii) $26.6 million increase of the accretion of the increased value of our financing obligations as a result of increases in the underlying fair value of the properties included in the DST Program;
●	an increase in the performance participation allocation of $59.3 million and the fixed component of the advisory fee of $39.0 million for the year ended December 31, 2022, as a result of (i) the significant increase of total return driven by a substantial increase in the value of our properties as a result of the demand in the industrial property sector, as compared to the same period in 2021, and (ii) continued growth in our NAV, which was primarily driven by gross proceeds of $1.0 billion raised from our public offering and $768.6 million of DST Interests sold for the year ended December 31, 2022; and
●	a decrease in equity in income from unconsolidated joint venture partnership(s) of $54.4 million for the year ended December 31, 2022 as compared to the same period of the previous year, primarily related to (i) $47.7 million of incentive fee income associated with the 2021 incentive fee distribution from the BTC II Partnership after certain return thresholds were met during the fourth quarter of 2021, and (ii) the timing of the BTC I Partnership Transaction and the BTC II Partnership Transaction (as described in “Note 4 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes”) in the second quarter of 2021 and the first quarter of 2022, respectively, resulting in partial years of operating results received from the BTC Partnerships.

Partially offset by:

●	an increase in the gain on derivative instruments of $28.8 million for the year ended December 31, 2022, as compared to the same period of the previous year, due to the 2022 gain related to our interest rate caps as a result of increasing interest rates.

Same Store Portfolio Results of Operations

Net operating income (“NOI”) is a supplemental non-GAAP measure of our property operating results. We define NOI as operating revenues less operating expenses. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider NOI to be an appropriate supplemental performance measure. We believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, acquisition-related expenses, advisory fees, impairment charges, general and administrative expenses, interest expense, other income and expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI, therefore our investors should consider net income (loss) as the primary indicator of our overall financial performance.

We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Unconsolidated properties are excluded from the same store portfolio because we account for our interest in our joint venture partnership using the equity method of accounting; therefore, our proportionate share of income and loss is recognized in income (loss) of our unconsolidated joint venture partnership on the consolidated statements of operations. “Other properties” includes buildings not meeting the same store criteria. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

The same store operating portfolio for the year ended December 31, 2022 as compared to the year ended December 31, 2021 presented below included 60 buildings totaling approximately 12.1 million square feet owned as of January 1, 2021, which represented 24.1% of total rentable square feet, 26.0% of total revenues, and 26.1% of net operating income for the year ended December 31, 2022.

The following table reconciles GAAP net income (loss) to same store portfolio NOI for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
(in thousands)	2022	2021
Net loss attributable to common stockholders	$(308,079)	$(75,349)
Debt-related income	(420)	—
Real estate-related depreciation and amortization	265,970	112,201
General and administrative expenses	13,265	8,886
Advisory fees	67,561	28,558
Performance participation allocation	140,505	81,185
Acquisition costs and reimbursements	5,322	3,735
Equity in loss (income) from unconsolidated joint venture partnership(s)	97	(54,296)
Interest expense	150,824	30,463
(Gain) loss on derivative instruments	(28,628)	177
Other income and expenses	(4,252)	(732)
Net loss attributable to redeemable noncontrolling interests	(4,874)	(498)
Net income attributable to noncontrolling interests	38	20
Net operating income	$297,329	$134,350
Less: Non-same store NOI	219,799	61,806
Same store NOI	$77,530	$72,544

The following table includes a breakout of our results for our same store portfolio for rental revenues, rental expenses and NOI for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

	For the Year Ended
(in thousands)	December 31, 2022	December 31, 2021	Change	% Change
Rental revenues:
Same store operating properties	$101,710	$95,868	$5,842	6.1%
Other properties	289,895	81,201	208,694	NM
Total rental revenues	391,605	177,069	214,536	NM
Rental expenses:
Same store operating properties	(24,180)	(23,324)	(856)	(3.7)%
Other properties	(70,096)	(19,395)	(50,701)	NM
Total rental expenses	(94,276)	(42,719)	(51,557)	NM
Net operating income:
Same store operating properties	77,530	72,544	4,986	6.9%
Other properties	219,799	61,806	157,993	NM
Total net operating income	$297,329	$134,350	$162,979	NM

NM = Not meaningful

Rental Revenues. Non-same store revenues increased by $208.7 million for the year ended December 31, 2022 as compared to the same period in 2021 as a result of the addition of 177 industrial buildings we have acquired since January 1, 2021, as well as five value-add properties that were acquired during 2020 and stabilized during 2021. Same store rental revenues increased by $5.8 million, or 6.1%, for the year ended December 31, 2022 as compared to the previous year, primarily due to increases in rental rates and an increase in recoverable expenses that resulted in increases to recovery revenue.

Rental Expenses. Non-same store rental expenses increased by $50.7 million for the year ended December 31, 2022 as compared to the same period in 2021, primarily due to the significant growth in our portfolio. Same store rental expenses increased by $0.9 million, or 3.7%, for the year ended December 31, 2022 as compared to the same period in 2021, primarily due to the successful resolution of a prior year tax appeal related to one of our properties and an increase in property management fees tied to the increases in rental rates, both resulting in an increase in recoverable expenses, partially offset by a decrease in certain property-related expenses.

Operating Expense Limitation

Generally, we are prohibited by our charter from incurring total operating expenses which, at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of our average invested assets, or (ii) 25.0% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period (the “2%/25% Limitation”). For these purposes, total operating expenses exclude rental expenses, real estate-related depreciation and amortization expense, interest expense, acquisition expenses, taxes and impairments. Our charter requires that we calculate the figures used in determining whether operating expenses have exceeded the 2%/25% Limitation in accordance with GAAP applied on a consistent basis. Notwithstanding the above, we may incur total operating expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. Our total operating expenses exceeded the 2%/25% Limitation as of the four fiscal quarters ended December 31, 2022. All of our independent directors determined that the excess expenses were justified based upon a review of unusual and non-recurring factors, including but not limited to: the strong performance of our portfolio driven by the continued demand in the industrial property sector and the resulting significant growth in our NAV and total return generated for the period which drove a significant increase in the performance participation allocation. Other factors considered include our continued, strong capital raise and the timing of our deployment during the period, including the BTC II Partnership Transaction in the first quarter of 2022 and the acquisition of 38 industrial properties in the second quarter of 2022. The calculation of the performance participation allocation is based in part on our calculation of NAV, which takes into account any increases or decreases in the fair market value of our investments in real estate, meaning that generally, as NAV increases and the corresponding total return generated for stockholders increases, the performance participation allocation increases. However, as noted above, unlike our NAV and the performance participation allocation, the 2%/25% Limitation is calculated in accordance with GAAP and the calculation of net income for purposes of the limitation does not take into account the significant fair market value gains generated by our investments in real estate for the period, resulting in an incongruous comparison between total operating expenses and the 2%/25% Limitation.

Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 9, 2022, which is incorporated herein by reference, for a comparison of our results of operations for the year ended December 31, 2021 and December 31, 2020.

ADDITIONAL MEASURES OF PERFORMANCE

Funds From Operations (“FFO”) and Adjusted Funds From Operations (“AFFO”)

We believe that FFO and AFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as alternatives to net income (loss) or to cash flows from operating activities as indications of our performance and are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO, AFFO, and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

AFFO. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) performance-based incentive fee (income) expense, (ii) unrealized (gain) loss from changes in fair value of financial instruments, and (iii) financing obligation liability appreciation (depreciation).

Although some REITs may present certain performance measures differently, we believe FFO and AFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate FFO or AFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculations and characterizations of FFO and AFFO.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO and AFFO:

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
GAAP net loss	$(312,915)	$(75,827)	$(30,175)
Weighted-average shares outstanding—diluted	300,216	202,480	113,506
GAAP net loss per common share—diluted	(1.04)	(0.37)	(0.27)
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	265,970	112,201	46,483
Our share of adjustment above from unconsolidated joint venture partnerships	371	8,094	5,048
Our share of net gain on disposition of real estate properties of unconsolidated joint venture partnership	—	(7,666)	—
NAREIT FFO	$(46,574)	$36,802	21,356
NAREIT FFO per common share—diluted	$(0.16)	$0.18	0.19
Adjustments to arrive at AFFO:
Performance-based incentive fee (income) expense, net	140,505	33,507	9,640
Unrealized (gain) loss on derivative instruments (1)	(25,175)	177	—
Financing obligation liability appreciation	26,568	—	—
AFFO	$95,324	$70,486	30,996

(1) Unrealized (gain) loss on changes in fair value of financial instruments relates to mark-to-market changes on our derivatives not designated as cash flow hedges.

We believe that our NAREIT FFO of $(46.6) million, or $(0.16) per share, as compared to the total gross distributions declared (which are paid in cash or reinvested in shares offered through our distribution reinvestment plan) in the amount of $163.5 million, or $0.55 per share, for the year ended December 31, 2022 is not indicative of future performance as we are in the acquisition phase of our life cycle. See “Liquidity and Capital Resources—Capital Resources and Uses of Liquidity—Distributions” below for details concerning our distributions, which are paid in cash or reinvested in shares of our common stock by participants in our distribution reinvestment plan.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary sources of capital for meeting our cash requirements are net proceeds from our public and private offerings, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, and cash generated from operating activities. Our principal uses of funds are, and will be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, distributions to our stockholders, redemption payments and payments pursuant to the master lease agreements related to properties in our DST Program. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. Our primary material cash requirements for the next 12 months relate to our indebtedness and future minimum lease payments associated with our DST Program. As of December 31, 2022, we had outstanding line of credit, term loan and mortgage note borrowings with varying maturities for an aggregate principal amount of $2.9 billion, with no principal amounts payable within the next 12 months. As of December 31, 2022, we had $57.8 million of future minimum lease payments related to the properties in our DST Program due in the next 12 months. We expect to be able to pay our interest expense and rent obligations over the next 12 months and beyond through operating cash flows and/or borrowings. Additionally, given the increase in market volatility, increased interest rates, high inflation and the potential recessionary environment, we may experience a decreased pace of net proceeds raised from our public offering, reducing our ability to purchase assets, which may similarly delay the returns generated from our investments and affect NAV. There may be a delay between the deployment of proceeds raised from our public and private offerings and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments.

During 2022, we raised $1.0 billion of gross equity capital from our public offering and redemptions of common stock amounted to $213.4 million. As of December 31, 2022, we had cash and cash equivalents of $79.5 million and leverage of 30.8%, calculated as our total borrowings outstanding less cash and cash equivalents, divided by the fair value of our real property plus our investment in our unconsolidated joint venture partnership and investments in real estate-related securities, as determined in accordance with our valuation procedures. See “—Capital Resources and Uses of Liquidity—Offering Proceeds” for further information concerning capital raised in 2022. As of December 31, 2022, we owned and managed a real estate portfolio that included 243 industrial buildings totaling approximately 50.2 million square feet, with a diverse roster of 418 customers, large and small, spanning a multitude of industries and sectors across 29 markets, with a strategic weighting towards top tier markets where we have historically seen the lowest volatility combined with positive returns over time. Our portfolio was 98.1% occupied (98.9% leased) with a weighted-average remaining lease term (based on square feet) of 4.2 years.

The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will continue to evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt and other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. During these times of economic uncertainty, we have seen and could once again see a slowdown in transaction volume, which would adversely impact our ability to acquire real estate assets, which would cause us to retain more lower yielding investments and hold them for longer periods of time while we seek to acquire additional real estate assets. These lower returns may affect our NAV and our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.

We believe that our cash on-hand, anticipated net offering proceeds, and anticipated financing activities will be sufficient to meet our liquidity needs for the foreseeable future over the next 12 months and beyond.

Cash Flows. The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

	For the Year Ended December 31,
(in thousands)	2022	2021	Change
Total cash provided by (used in):
Operating activities	$101,573	$62,586	$38,987
Investing activities	(2,076,784)	(3,239,209)	1,162,425
Financing activities	1,837,499	3,161,459	(1,323,960)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(137,712)	$(15,164)	$(122,548)

2022 Cash Flows Compared to 2021 Cash Flows

Cash provided by operating activities during the year ended December 31, 2022 increased by approximately $39.0 million as compared to the same period in 2021, primarily due to significant growth in our property operations, partially offset by the increase in advisory fees and interest expense for the year ended December 31, 2022 as compared to the same period in 2021.

Cash used in investing activities during the year ended December 31, 2022 decreased by approximately $1.16 billion as compared to the same period in 2021, primarily due to (i) a net decrease in acquisition activity of $1.40 billion, which is related to higher acquisition activity in the previous year with the acquisition of 128 industrial properties during the year ended December 31, 2021, including the BTC I Partnership Transaction, as compared to the 49 industrial properties acquired and one development building completed during the year ended December 31, 2022, including the BTC II Partnership Transaction; partially offset by (i) a net increase in capital expenditure activity of $168.8 million related to increased development activity during the year ended December 31, 2022; (ii) the purchase of available-for-sale debt securities for $59.7 million during the year ended December 31, 2022; and (iii) a decrease in distributions received from our unconsolidated joint venture partnership of $5.2 million.

Cash provided by financing activities during the year ended December 31, 2022 decreased by approximately $1.32 billion as compared to the same period in 2021, primarily driven by (i) a decrease in net borrowing activity of $1.18 billion under our term loans and secured mortgage notes, (ii) a $227.3 million decrease in capital raised through our public offerings, net of offering costs paid; (iii) a $188.3 million increase in redemptions of our common stock; (iv) the redemption of $40.9 million Class I OP Units and (v) a $31.7 million increase in distributions paid to our common stockholders, redeemable noncontrolling interest holders and the preferred shareholders of our subsidiary REITs. These decreases were partially offset by (i) an increase in net proceeds from financing obligations associated with the DST Program of $256.9 million and (ii) an increase in net borrowing activity of $90.0 million under our line of credit during the year ended December 31, 2022 as compared to the same period in 2021.

2021 Cash Flows Compared to 2020 Cash Flows

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 9, 2022, which is incorporated herein by reference, for a comparison of our cash flows for the years ended December 31, 2021 and December 31, 2020.

Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balance available, our capital resources and uses of liquidity are as follows:

Line of Credit and Term Loans. As of December 31, 2022, we had an aggregate of $2.2 billion of commitments under our credit agreements, including $1.0 billion under our line of credit and $1.2 billion under our two term loans. As of that date, we had $90.0 million outstanding under our line of credit and $1.2 billion outstanding under our term loans with an effective interest rate of 3.45%, which includes the effect of the interest rate swap agreements. The unused and available portions under our line of credit were both

$910.0 million as of December 31, 2022. Our $1.0 billion line of credit matures in March 2025 and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Our $600.0 million term loan matures in May 2026 and our $550.0 million term loan matures in March 2027. Our line of credit and term loan borrowings are available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by us. Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding our line of credit and term loans.

Mortgage Notes. As of December 31, 2022, we had property-level borrowings of approximately $1.6 billion of principal outstanding with a weighted-average remaining term of 3.6 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.62%. Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding the mortgage notes.

As of December 31, 2022, we have no indebtedness with initial or extended maturity dates beyond 2023 that has exposure to LIBOR. Refer to “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for additional information regarding interest rates.

Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the agreements governing our line of credit and term loans contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all of our debt covenants as of December 31, 2022.

Leverage. We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquired with borrowings on short or long-term basis from banks, institutional investors and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property plus our investment in our unconsolidated joint venture partnership and investments in real estate-related securities, as determined in accordance with our valuation procedures. We had leverage of 30.8% as of December 31, 2022. Our management believes our strong equity raise and the timing of our deployment of capital accounts for our lower leverage as of December 31, 2022 and expects that as we deploy capital going forward, our leverage will near approximately 50%. Due to the increase in interest rates in 2022, increased market volatility, and the potential of a global recession in the near-term, the cost of financing or refinancing our purchase of assets may affect returns generated by our investments. Additionally, these factors may cause our borrowing capacity to be reduced, which could similarly delay or reduce benefits to our stockholders.

Future Minimum Lease Payments Related to the DST Program. As of December 31, 2022, we had $1.1 billion of future minimum lease payments related to the DST Program. The underlying interests of each property that is sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years.

Offering Proceeds. For the year ended December 31, 2022, aggregate gross proceeds raised from our public offering, including proceeds raised through our distribution reinvestment plan, were $1.04 billion ($1.01 billion net of direct selling costs).

Distributions. We intend to continue to accrue and make distributions on a regular basis. For the year ended December 31, 2022, approximately 52.6% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 47.4% of our total gross distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically, with proceeds from shares issued pursuant to our distribution reinvestment plan. Some or all of our future distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, interest income from our cash balances, and the net proceeds from primary shares sold in our public offerings. We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

For the first quarter of 2023, our board of directors authorized monthly distributions to all common stockholders of record as of the close of business on the last business day of each month for the first quarter of 2023, or January 31, 2023, February 28, 2023 and March 31, 2023 (each a “Distribution Record Date”). The distributions were authorized at a quarterly rate of (i) $0.13625 per Class I share of common stock and (ii) $0.13625 per Class T share and per Class D share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class D shares. This quarterly rate is equal to a monthly rate of (i) $0.04542 per Class I share of common stock and (ii) $0.04542 per Class T share and per Class D share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class D shares. Distributions for each month of the first quarter of 2023 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay distributions, which if insufficient could negatively impact our ability to pay such distributions. In certain years and certain individual quarters, total distributions were not fully funded by cash flows from operations. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan or borrowings.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan (“DRIP”)) for the years ended as of the dates indicated below:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
($ in thousands)	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash (1)(2)	$85,947	52.6%	$55,459	50.3%
Reinvested in shares	77,569	47.4	54,724	49.7
Total	$163,516	100.0%	$110,183	100.0%
Sources of Distributions
Cash flows from operating activities (2)	$85,947	52.6%	$55,459	50.3%
DRIP (3)	77,569	47.4	54,724	49.7
Total	$163,516	100.0%	$110,183	100.0%

(1)	Includes distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings. See “Note 11 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail regarding the ongoing distribution fees.
(2)	Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3)	Stockholders may elect to have their distributions reinvested in shares of our common stock through our distribution reinvestment plan.

For the years ended December 31, 2022 and 2021, our NAREIT FFO was $(46.6) million and $36.8 million, respectively, compared to total gross distributions of $163.5 million and $110.2 million, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Refer to “Note 8 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail on our distributions.

Redemptions. Below is a summary of redemptions pursuant to our share redemption program for the years ended December 31, 2022 and 2021. All eligible redemption requests were fulfilled for the periods presented. Our board of directors may modify or suspend our current share redemption program if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities—Share Redemption Program” of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 20, 2023 for detail regarding our share redemption program.

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
Number of eligible shares redeemed	14,109	2,350	493
Aggregate dollar amount of shares redeemed	$213,444	$25,109	$4,867
Average redemption price per share	$15.13	$10.68	$9.87

We experienced aggregate positive net inflows during the fourth quarter ended December 31, 2022, from the proceeds of our capital raising efforts, including from the DST Program. When measuring capital inflows for these purposes (and aggregating them for quarter-to-date purposes), proceeds from new subscriptions in a month are included on the first day of the next month because that is the first day on which such shareholders have rights in the Company. New subscriptions for interests in our DST Program are included in the month in which they close. When measuring monthly capital outflows for these purposes (and aggregating them for quarter-to-date purposes), both share and OP unit redemption requests received in a month are included on the last day of such month because that is the last day the shareholders or unitholders, respectively, have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are considered outstanding through the last day of the month. Although our quarterly aggregate net flows may be positive, any given month or component may be negative.

SUBSEQUENT EVENTS

See “Note 16 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for information regarding subsequent events.

INFLATION

Increases in the costs of owning and operating our properties due to inflation could impact our results of operations and financial condition to the extent such increases are not reimbursed or paid by our customers. Our leases may require our customers to pay certain taxes and operating expenses, either in part or in whole, or may provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.

In the United States, inflation is at a 40-year high, and its impact on the U.S. economy and the impact of any measures that may be taken by government officials to curb inflation remain uncertain. Periods of excessive or prolonged inflation may negatively impact our customers’ businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our results of operations, financial condition, NAV and cash flows.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions and can have a material impact on the consolidated financial statements.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building and improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer’s credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

●	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We have and may continue to be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap and cap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2022, our consolidated debt outstanding consisted of borrowings under our line of credit, term loans and mortgage notes.

Fixed Interest Rate Debt. As of December 31, 2022, our fixed interest rate debt consisted of $550.0 million under our $550.0 million term loan and $525.0 million of commitments under our $600.0 million term loan, which were effectively fixed through the use of interest swap agreements, and $996.7 million of principal borrowings under five of our mortgage notes. In total, our fixed rate debt represented approximately 72.6% of our total consolidated debt as of December 31, 2022. The impact of interest rate fluctuations on our consolidated fixed interest rate debt will generally not affect our future earnings or cash flows unless such borrowings mature, are otherwise terminated or payments are made on the principal balance. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2022, the fair value and the carrying value of our consolidated fixed interest rate debt, excluding the values of hedges, were $1.98 billion and $2.07 billion, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2022. Given we generally expect to hold our fixed interest rate debt to maturity or until such debt instruments otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that any resulting change in fair value of our fixed interest rate debt due to market fluctuations in interest rates would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of December 31, 2022, our consolidated variable interest rate debt consisted of $90.0 million under our line of credit, $75.0 million under our term loans and $617.3 million under two of our mortgage notes, which represented 27.4% of our total consolidated debt. Interest rate changes on the variable portion of our consolidated variable-rate debt could impact our future earnings and cash flows but would not significantly affect the fair value of such debt. As of December 31, 2022, we were exposed to market risks related to fluctuations in interest rates on $782.3 million of consolidated borrowings; however, $578.0 million of these borrowings are capped through the use of two interest rate cap agreements. A hypothetical 25 basis points increase in the all-in interest rate on the outstanding balance of our consolidated variable interest rate debt as of December 31, 2022, would increase our annual interest expense by approximately $0.5 million, including the effects of our interest rate cap agreements.

Derivative Instruments. As of December 31, 2022, we had 19 outstanding derivative instruments with an aggregate notional amount of $2.0 billion. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

●	CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Ares Industrial Real Estate Income Trust Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ares Industrial Real Estate Income Trust Inc. and subsidiaries (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the estimated fair value of certain acquired tangible assets

As described in Notes 2 and 3 to the consolidated financial statements, the Company acquired land of $366.1 million and building and improvements of $1.4 billion during 2022 that were accounted for as asset acquisitions. Upon an asset acquisition, the purchase price is allocated to land, building and improvements, and intangible lease assets and liabilities based on their relative fair value.

We identified the evaluation of the estimated fair value of certain acquired tangible assets in asset acquisitions, as a critical audit matter. The tangible assets included land and building and improvements. Specifically, subjective auditor judgment was required to evaluate the assumptions used in the Company’s determination of the estimated fair values of these assets, which included comparable land sales and the estimated replacement cost of building and improvements.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s estimated fair value of certain acquired tangible assets by independently developing ranges of comparable land sales and estimated replacement costs of building and improvements and comparing those ranges to the amounts determined by management.

/s/ KPMG LLP

We have served as the Company’s auditor since 2014.

Denver, Colorado
March 20, 2023

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,
(in thousands, except per share data)	2022	2021
ASSETS
Net investment in real estate properties	$6,733,878	$4,820,892
Investment in unconsolidated joint venture partnership(s)	19,668	101,769
Cash and cash equivalents	79,524	216,848
Restricted cash	499	887
Investment in available-for-sale debt securities, at fair value	60,033	—
Derivative instruments	99,333	5,817
DST Program Loans	152,402	68,772
Other assets	78,138	34,124
Total assets	$7,223,475	$5,249,109
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$125,930	$42,211
Debt, net	2,827,613	2,245,673
Intangible lease liabilities, net	97,399	76,432
Financing obligations, net	1,262,666	483,964
Distribution fees payable to affiliates	92,145	85,419
Other liabilities	194,822	116,064
Total liabilities	4,600,575	3,049,763
Commitments and contingencies (Note 15)
Redeemable noncontrolling interests	69,553	15,687
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value - 200,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.01 par value per share - 1,200,000 shares authorized, 227,265 and 206,129 shares issued and outstanding, respectively	2,272	2,061
Class D common stock, $0.01 par value per share - 75,000 shares authorized, 20,577 and 13,649 shares issued and outstanding, respectively	206	136
Class I common stock, $0.01 par value per share - 225,000 shares authorized, 66,702 and 37,391 shares issued and outstanding, respectively	667	374
Additional paid-in capital	3,219,132	2,475,715
Accumulated deficit and distributions	(739,497)	(297,570)
Accumulated other comprehensive income	70,255	2,631
Total stockholders’ equity	2,553,035	2,183,347
Noncontrolling interests	312	312
Total equity	2,553,347	2,183,659
Total liabilities and equity	$7,223,475	$5,249,109

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
Revenues:
Rental revenues	$391,605	$177,069	$79,396
Debt-related income	420	—	—
Total revenues	392,025	177,069	79,396
Operating expenses:
Rental expenses	94,276	42,719	19,550
Real estate-related depreciation and amortization	265,970	112,201	46,483
General and administrative expenses	13,265	8,886	6,973
Advisory fees	67,561	28,558	9,653
Performance participation allocation	140,505	81,185	9,640
Acquisition costs and reimbursements	5,322	3,735	3,166
Total operating expenses	586,899	277,284	95,465
Other (income) expenses:
Equity in loss (income) from unconsolidated joint venture partnership(s)	97	(54,296)	1,790
Interest expense	150,824	30,463	13,012
(Gain) loss on derivative instruments	(28,628)	177	—
Other income and expenses	(4,252)	(732)	(696)
Total other (income) expenses	118,041	(24,388)	14,106
Net loss	(312,915)	(75,827)	(30,175)
Net loss attributable to redeemable noncontrolling interests	4,874	498	83
Net income attributable to noncontrolling interests	(38)	(20)	(5)
Net loss attributable to common stockholders	$(308,079)	$(75,349)	$(30,097)
Weighted-average shares outstanding—basic	295,683	201,169	113,145
Weighted-average shares outstanding—diluted	300,216	202,480	113,506
Net loss per common share—basic and diluted	$(1.04)	$(0.37)	$(0.27)

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Net loss	$(312,915)	$(75,827)	$(30,175)
Change from cash flow hedging activities	68,341	12,462	(11,999)
Change from activities related to available-for-sale securities	326	—	—
Comprehensive loss	$(244,248)	$(63,365)	$(42,174)
Comprehensive loss attributable to redeemable noncontrolling interests	3,831	417	142
Comprehensive loss attributable to common stockholders	$(240,417)	$(62,948)	$(42,032)

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Stockholders’ Equity
					Accumulated
				Accumulated	Other
	Common Stock		Additional	Deficit	Comprehensive	Noncontrolling
(in thousands)	Shares	Amount	Paid-In Capital	and Distributions	Income (Loss)	Interests	Total Equity
Balance as of December 31, 2019	49,275	$492	$451,526	$(47,730)	$2,190	$1	$406,479
Net (loss) income (excludes $83 attributable to redeemable noncontrolling interests)	—	—	—	(30,097)	—	5	(30,092)
Change from cash flow hedging activities (excludes $59 attributable to redeemable noncontrolling interests)	—	—	—	—	(11,940)	—	(11,940)
Issuance of common stock	92,689	928	967,663	—	—	—	968,591
Share-based compensation	—	—	1,544	—	—	—	1,544
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(46,594)	—	—	—	(46,594)
Trailing distribution fees	—	—	(39,127)	10,634	—	—	(28,493)
Redemptions of common stock	(493)	(5)	(4,862)	—	—	—	(4,867)
Preferred interest in Subsidiary REITs	—	—	—	—	—	125	125
Distributions to stockholders (excludes $197 attributable to redeemable noncontrolling interests)	—	—	—	(61,582)	—	(5)	(61,587)
Redemption value allocation adjustment to redeemable noncontrolling interests	—	—	(351)	—	—	—	(351)
Balance as of December 31, 2020	141,471	$1,415	$1,329,799	$(128,775)	$(9,750)	$126	$1,192,815
Net (loss) income (excludes $498 attributable to redeemable noncontrolling interests)	—	—	—	(75,349)	—	20	(75,329)
Change from cash flow hedging activities (excludes $81 attributable to redeemable noncontrolling interests)	—	—	—	—	12,381	—	12,381
Issuance of common stock	118,048	1,180	1,251,931	—	—	—	1,253,111
Share-based compensation	—	—	1,618	—	—	—	1,618
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(22,537)	—	—	—	(22,537)
Trailing distribution fees	—	—	(56,480)	16,022	—	—	(40,458)
Redemptions of common stock	(2,350)	(24)	(25,085)	—	—	—	(25,109)
Preferred interest in Subsidiary REITs	—	—	—	—	—	186	186
Distributions to stockholders (excludes $715 attributable to redeemable noncontrolling interests)	—	—	—	(109,468)	—	(20)	(109,488)
Redemption value allocation adjustment to redeemable noncontrolling interests	—	—	(3,531)	—	—	—	(3,531)
Balance as of December 31, 2021	257,169	$2,571	$2,475,715	$(297,570)	$2,631	$312	$2,183,659
Net (loss) income (excludes $4,874 attributable to redeemable noncontrolling interests)	—	—	—	(308,079)	—	38	(308,041)
Change from cash flow hedging activities and available-for-sale securities (excludes $1,043 attributable to redeemable noncontrolling interests)	—	—	—	—	67,624	—	67,624
Issuance of common stock	71,518	715	1,036,312	—	—	—	1,037,027
Share-based compensation, net of cancellations	(34)	—	1,676	—	—	—	1,676
Upfront offering costs, including selling commissions, dealer manager fees, and offering costs	—	—	(27,447)	—	—	—	(27,447)
Trailing distribution fees	—	—	(33,901)	27,175	—	—	(6,726)
Redemptions of common stock	(14,109)	(141)	(213,303)	—	—	—	(213,444)
Distributions to stockholders (excludes $2,493 attributable to redeemable noncontrolling interests)	—	—	—	(161,023)	—	(38)	(161,061)
Redemption value allocation adjustment to redeemable noncontrolling interests	—	—	(19,920)	—	—	—	(19,920)
Balance as of December 31, 2022	314,544	$3,145	$3,219,132	$(739,497)	$70,255	$312	$2,553,347

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Operating activities:
Net loss	$(312,915)	$(75,827)	$(30,175)
Adjustments to reconcile net loss to net cash provided by operating activities:
Real estate-related depreciation and amortization	265,970	112,201	46,483
Amortization of deferred financing costs	7,863	2,354	1,221
Financing obligation liability appreciation	26,568	—	—
Equity in loss (income) from unconsolidated joint venture partnership(s)	97	(54,296)	1,790
(Gain) loss on changes in fair value of interest rate caps	(25,175)	177	—
Performance participation allocation	140,505	81,185	9,640
Straight-line rent and amortization of above- and below-market leases	(34,448)	(14,719)	(7,744)
Other	2,205	1,408	1,332
Changes in operating assets and liabilities
Tenant receivables and other assets	1,298	(6,633)	(140)
Accounts payable and accrued liabilities	27,018	10,579	1,177
Due from / to affiliates, net	2,587	6,157	(8,008)
Net cash provided by operating activities	101,573	62,586	15,576
Investing activities:
Real estate acquisitions	(1,549,477)	(2,621,687)	(473,610)
Incremental investment to acquire joint venture partnership portfolio	(259,526)	(584,809)	—
Capital expenditures	(199,238)	(30,408)	(8,930)
Investment in unconsolidated joint venture partnership(s)	(9,022)	(7,505)	(325,890)
Distributions from joint venture partnership	—	5,200	—
Purchases of available-for-sale debt securities	(59,650)	—	—
Other	129	—	—
Net cash used in investing activities	(2,076,784)	(3,239,209)	(808,430)
Financing activities:
Proceeds from mortgage note	367,830	1,078,390	118,500
Net (repayments of) proceeds from line of credit	90,000	—	(107,000)
Proceeds from term loan	135,000	600,000	107,500
Debt issuance costs paid	(18,000)	(13,776)	(1,050)
Interest rate cap premium	(2,963)	(200)	—
Proceeds from issuance of common stock, net	937,777	1,185,844	900,810
Proceeds from financing obligations, net	672,045	415,192	—
Offering costs paid in connection with issuance of common stock and private placements	(5,464)	(26,205)	(10,333)
Distributions paid to common stockholders, redeemable noncontrolling interest holders and preferred shareholders	(57,872)	(37,312)	(19,084)
Distribution fees paid to affiliates	(26,495)	(15,365)	(9,901)
Redemptions of common stock	(213,444)	(25,109)	(4,867)
Redemptions of redeemable noncontrolling interests	(40,915)	—	—
Net cash provided by financing activities	1,837,499	3,161,459	974,575
Net (decrease) increase in cash, cash equivalents and restricted cash	(137,712)	(15,164)	181,721
Cash, cash equivalents and restricted cash, at beginning of period	217,735	232,899	51,178
Cash, cash equivalents and restricted cash, at end of period	$80,023	$217,735	$232,899

See accompanying Notes to Consolidated Financial Statements.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014. Unless the context otherwise requires, the “Company”, “we”, “our”, “us” and “AIREIT” refers to Ares Industrial Real Estate Income Trust Inc. and our consolidated subsidiaries, which includes AIREIT Operating Partnership LP (the “Operating Partnership”). We are externally managed by our advisor. On July 1, 2021, Ares Management Corporation (“Ares”) closed on the acquisition of the U.S. real estate investment advisory and distribution business of Black Creek Group, including our former advisor, BCI IV Advisors LLC (the “Former Advisor”). As a result of this transaction, Ares Commercial Real Estate Management LLC became our new advisor (the “New Advisor”). Ares did not acquire our former sponsor, BCI IV Advisors Group LLC (the “Former Sponsor”), and we now consider the Ares real estate group (“AREG”) to be our Sponsor. See “Note 11” for additional information regarding this transaction. References to the “Advisor” throughout this report mean BCI IV Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter. References to the “Sponsor” throughout this report mean BCI IV Advisors Group LLC for periods prior to July 1, 2021 and Ares real estate group for periods thereafter.

AIREIT was formed to make equity and debt investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the U.S. Creditworthiness does not necessarily mean investment grade and the majority of our customers do not have a public credit rating. Although we intend to focus investment activities primarily on distribution warehouses and other industrial properties, its charter and bylaws do not preclude it from investing in other types of commercial property, real estate debt, or real estate-related equity securities. As of December 31, 2022, we owned and managed a real estate portfolio that included 243 industrial buildings. AIREIT operates as one reportable segment comprised of industrial real estate.

We currently operate and have been elected to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of its properties and securities through the Operating Partnership, of which we are the sole general partner and a limited partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Global macroeconomic conditions, including heightened inflation, changes to fiscal and monetary policy, higher interest rates and challenges in the supply chain, coupled with the war in Ukraine and the ongoing effects of the novel coronavirus pandemic, have the potential to negatively impact us. These current macroeconomic conditions may continue or aggravate and could cause the United States to experience an economic slowdown or recession. We anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Basis of Consolidation

The consolidated financial statements include the accounts of AIREIT, the Operating Partnership, and its wholly-owned subsidiaries, as well as amounts related to noncontrolling interests and redeemable noncontrolling interests. See “Noncontrolling Interests” and “Redeemable Noncontrolling Interests” below for further detail concerning the accounting policies regarding noncontrolling interests and redeemable noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

We consolidate all entities in which we have a controlling financial interest through majority ownership or voting rights and variable interest entities for which we are the primary beneficiary. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity (“VIE”) and whether we are the primary beneficiary. We are the primary beneficiary of a VIE when we have (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities (“VOEs”) and are evaluated for consolidation under the voting interest model. VOEs are consolidated when we control the entity through a majority voting interest or other means. When the requirements for consolidation are not met and we have significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Equity method investments are initially recorded at cost and subsequently adjusted for our pro-rata share of net income, contributions and distributions.

The Operating Partnership meets the criteria of a VIE as the Operating Partnership’s limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the agreement of limited partnership of the Operating Partnership (the “Partnership Agreement”), we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management’s estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as “intangible lease assets and liabilities.”

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with our 2022 or 2021 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as “held for sale” on the balance sheets when certain criteria are met.

The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest and development fees. Other than the transaction costs associated with the acquisition of a property described above, we do not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. See “Capitalized Interest” below for additional detail. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Building and improvements	5 to 40 years
Tenant improvements	Lesser of useful life or lease term
Lease commissions	Over lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Certain of our investments in real estate are subject to ground leases, for which a lease liability and corresponding right of use asset are recognized. We calculate the amount of the lease liability and right of use asset by taking the present value of the remaining lease payments and adjusting the right of use asset for any existing straight-line ground rent liability and acquired ground lease intangibles.

An estimated incremental borrowing rate of a loan with a similar term as the ground lease is used as the discount rate. The lease liability is included as a component of other liabilities, and the related right of use asset is recorded as a component of net investments in real estate properties on our consolidated balance sheets. The amortization of the below-market ground lease is recorded as an adjustment to real estate-related depreciation and amortization on our consolidated statements of operations.

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.

Investment in Unconsolidated Joint Venture Partnerships

We analyze our investment in an unconsolidated joint venture under GAAP to determine if the joint venture is a VIE and whether the requisite substantial participating rights described in the GAAP are held by the partners not affiliated with us. If the joint venture is not a VIE and the partners not affiliated with us hold substantial participating rights, we account for our investment in the joint venture under the equity method. Under the equity method, the investment is initially recorded at cost (including direct acquisition costs) and subsequently adjusted to reflect our proportionate share of equity in the joint venture’s net (income) loss, distributions received, contributions made and certain other adjustments made, as appropriate, which is included in investment in unconsolidated joint venture partnerships on our consolidated balance sheets. The proportionate share of ongoing income or loss of the unconsolidated joint venture partnerships is recognized in equity in (income) loss of unconsolidated joint venture partnerships on the consolidated statements of operations. The outside basis portion of our unconsolidated joint venture partnerships is amortized over the anticipated useful lives of the joint ventures’ tangible and intangible assets acquired and liabilities assumed.

When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss is other than temporary. If we conclude it is other than temporary, an impairment charge is recognized to reflect the equity investment at fair value. No impairment losses were recorded related to our investment in unconsolidated joint venture partnerships for the year ended December 31, 2022. See “Note 4” for additional information regarding our investment in unconsolidated joint venture partnerships.

We may earn performance-based incentive fees based on a joint venture’s cumulative returns over a certain time period. The returns are determined by both the operating performance and real estate valuation of the venture, including highly variable inputs such as capitalization rates, market rents and interest rates. As these key inputs are highly volatile and out of our control, and such volatility can materially impact its performance-based incentive fee period over period, recognition of the performance-based incentive fee income is limited to amounts for which it is probable that a significant income reversal will not occur. See “Note 4” for additional information on the BTC II Partnership incentive fee distribution.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

Derivative Instruments

Our derivative instruments are used to manage exposure to variability in expected future interest payments and are recorded at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. As of December 31, 2022, our interest rate swap derivative instruments are designated as cash flow hedges. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt.

As of December 31, 2022, our interest rate cap derivative instruments are not designated as hedges. For derivatives that are not designated and do not qualify as hedges, we present changes in the fair value as a component of gain (loss) on derivative instruments on the consolidated statements of income. We do not use derivative instruments for trading or speculative purposes.

Available-for-Sale Debt Securities

We acquire debt securities that are collateralized by mortgages on commercial real estate properties primarily for cash management and investment purposes. On the acquisition date, we designate investments in commercial real estate debt securities as available-for-sale. Investments in debt securities that are classified as available-for-sale are carried at fair value. These assets are valued on a recurring basis and any unrealized holding gains and losses other than those associated with a credit loss are recorded each period in other comprehensive income.

As applicable, available-for-sale debt securities that are in an unrealized loss position are evaluated quarterly on an individual security basis to determine whether a credit loss exists. In the assessment we consider the extent of the difference between fair value and amortized cost, changes in credit rating, and any other adverse factors directly impacting the security. If we determine a credit loss exists, the extent of the credit loss is recognized in the consolidated statements of operations and any additional loss not attributable to credit loss is recognized in other comprehensive income. There was no credit loss recognized during the year ended December 31, 2022, and we did not have any available-for-sale debt securities during the years ended December 31, 2021 and 2020.

Available-for-sale debt securities will be on non-accrual status at the earlier of (i) principal or interest payments becoming 90 days past due or (ii) when management’s determination that there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the debt security is placed on non-accrual status. Interest payments received on non-accrual securities may be recognized as income or applied to principal depending upon management’s judgment regarding collectability of the debt security based on the facts and circumstances regarding the payment received. Non-accrual debt securities are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current.

As of December 31, 2022, we had five debt security investments designated as available-for-sale debt securities. The following table summarizes our investments in available-for-sale debt securities as of December, 31, 2022:

($ in thousands)	Face Amount	Amortized Cost	Unamortized Discount	Unrealized Gain, Net	Fair Value
Available-for-sale debt securities	$62,420	$59,708	$2,712	$326	$60,033

Deferred Financing Costs

Deferred financing costs include: (i) debt issuance costs incurred to obtain long-term financing and cash flow hedges; and (ii) financing costs associated with financing obligations. These costs are amortized to interest expense over the expected terms of the related credit facilities. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date.

Accumulated amortization of debt issuance costs was approximately $11.9 million and $5.3 million as of December 31, 2022 and 2021, respectively. Our interest expense for the years ended December 31, 2022, 2021 and 2020 included $7.1 million, $2.4 million and $1.2 million, respectively, of amortization of debt issuance costs.

Accumulated amortization of financing costs associated with financing obligations was approximately $0.8 million as of December 31, 2022. Our interest expense for the year ended December 31, 2022 included $0.8 million of amortization of financing costs associated with financing obligations. As of December 31, 2021, we had no accumulated amortization of financing costs associated with financing obligations and no amortization expense was incurred for the years ended December 31, 2021 and 2020.

Capitalized Interest

We capitalize interest as a cost of development on value-add buildings. Capitalization of interest for a particular asset begins when activities necessary to get the asset ready for its intended use are in progress and when interest costs have been incurred. Capitalization of interest ceases when the project is substantially complete and ready for occupancy. For the years ended December 31, 2022, 2021 and 2020, approximately $7.3 million, $1.2 million and $0.6 million of interest was capitalized, respectively.

Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T shares and Class D shares in the primary portion of our public offerings. We accrue for: (i) the monthly amount payable as of the balance sheet date, and (ii) the estimated amount of distribution fees to be paid in future periods based on the Class T shares and Class D shares outstanding as of the balance sheet date. The accrued distribution fees are reflected in additional paid-in capital in stockholders’ equity. See “Note 11” for additional information regarding when distribution fees become payable.

Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity. As the limited partner interests do not participate in the profits and losses of the Operating

Partnership, there is no net income or loss attributable to this portion of noncontrolling interests on the consolidated statement of operations.

Noncontrolling interests also represent the portion of equity in an acquired subsidiary real estate investment trust (“Subsidiary REIT”), that we do not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheet as noncontrolling interests within permanent equity. See “Note 11” for additional information regarding the Subsidiary REIT.

Reclassifications

Certain items in our consolidated balance sheets, statements of operations, cash flows and certain tables in our footnotes for the years ended December 31, 2021 and 2020 have been reclassified to conform to the 2022 presentation.

Redeemable Noncontrolling Interests

The Operating Partnership issued units in the Operating Partnership (“OP Units”) to the Advisor and Former Sponsor as payment for the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the terms of the Amended and Restated Advisory Agreement (2022), effective as of May 1, 2022 (the “Advisory Agreement”), by and among us, the Operating Partnership and the Advisor. The Former Sponsor held, either directly or indirectly, OP Units, and subsequent to the Transaction (as defined in “Note 11”), the Former Sponsor transferred these OP Units to its members or their affiliates. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets due to the fact that, as defined in the Partnership Agreement, the limited partners who hold these OP Units generally have the ability to request transfer or redeem their OP Units at any time irrespective of the period that they have held such OP Units, and the Operating Partnership is required to satisfy such redemption for cash unless such cash redemption would be prohibited by applicable law or the Partnership Agreement, in which case such OP Units will be redeemed for shares of our common stock of the class corresponding to the class of such OP Units. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for the share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period. See “Note 9” for additional information regarding redeemable noncontrolling interests.

Revenue Recognition

When a lease is entered into, we first determine if the collectability from the tenant is probable. If the collectability is not probable we recognize revenue when the payment has been received. If the collectability is determined to be probable we record rental revenue on a straight-line basis over the full lease term. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from tenants for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. Management analyzes accounts receivable by considering customer creditworthiness, current economic trends, customers’ businesses, and customers’ ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. We evaluate collectability from our tenants on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2022, we have a $0.5 million allowance for doubtful accounts. These amounts are included in our other assets on the consolidated balance sheets. As of December 31, 2021, we had no allowance for doubtful accounts.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Debt-related income is accrued based on the outstanding principal amount and the contractual terms of each debt security. For available-for-sale debt securities, premiums or discounts are amortized or accreted into interest income as a yield adjustment using the effective interest method.

Organization and Offering Expenses

Organization costs are expensed as incurred and offering expenses associated with our public offerings are recorded as a reduction of gross offering proceeds in additional paid-in capital. See “Note 11” for additional information regarding organization and offering expenses.

Income Taxes

As a REIT, we generally are not subject to federal income taxes on net income we distribute to stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income.

Net Income (Loss) Per Share

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See “Note 12” for additional information regarding net income (loss) per share.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe it mitigates this risk by investing our cash with high-credit quality financial institutions. As our revenues predominantly consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when its source of revenue is highly concentrated from certain of its customers. As of December 31, 2022, no customers represented more than 10.0% of total annualized base rent of its properties.

Fair Value Measurements

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

●	Quoted prices for similar assets/liabilities in active markets;
●	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
●	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
●	Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

3. INVESTMENTS IN REAL ESTATE PROPERTIES

As of December 31, 2022 and 2021, our consolidated investments in real estate properties consisted of 243 and 193 industrial buildings, respectively. Additionally, investment in real estate properties includes nine buildings under construction, two buildings in the pre-construction phase as of December 31, 2022 and one building in the pre-construction phase as of December 31, 2021.

	As of December 31,
(in thousands)	2022	2021
Land	$1,284,003	$918,000
Building and improvements (1)	5,139,402	3,719,548
Intangible lease assets	479,532	342,538
Construction in progress	285,214	27,075
Investment in real estate properties	7,188,151	5,007,161
Less accumulated depreciation and amortization	(454,273)	(186,269)
Net investment in real estate properties	$6,733,878	$4,820,892

(1)	Includes site improvements. Depreciable site improvement amounts as of December 31, 2021 been reclassified from land to building and improvements to conform to 2022 presentation. This reclassification had no impact on depreciation amounts.

Acquisitions

During the years ended December 31, 2022 and 2021, we acquired 100% of the following properties, which were determined to be asset acquisitions:

		Number of	Total Purchase
($ in thousands)	Acquisition Date	Buildings	Price (1)
Build-to-Core Logistics Portfolio II (2)(3)	2/15/2022	9	$359,202
Northlake Logistics Crossing	2/17/2022	—	21,569
Tampa Commerce Center	4/1/2022 & 5/25/2022	—	6,270
Medley 104 Industrial Center	4/18/2022	1	53,670
IDI U.S. Logistics Portfolio	4/28/2022 & 7/6/2022	7	419,970
Chicago Growth Portfolio	5/9/2022	14	182,135
4 Studebaker	5/12/2022	1	33,188
Southeast Orlando Portfolio	5/19/2022	5	138,540
I-465 East Logistics Center	5/26/2022	1	18,923
Industry Corporate Center	6/2/2022	1	52,086
County Line Corporate Park	6/8/2022	—	62,080
Robbinsville Distribution Center	6/10/2022	—	364
Innovation I & II Corporate Center	6/17/2022	2	63,939
IDI 2022 National Portfolio	6/22/2022	6	246,773
I-80 Logistics Park I-II	6/29/2022	1	138,530
Commonwealth Logistics Center	6/30/2022	—	8,927
County Line Corporate Park II (4)	12/28/2022	1	82,478
Total Acquisitions		49	$1,888,644

		Number of	Total Purchase
($ in thousands)	Acquisition Date	Buildings	Price (1)
2021 Acquisitions:
Gerwig Distribution Center	1/8/2021	1	$19,274
Harvill Business Center	3/10/2021	1	60,588
Princess Logistics Center	4/12/2021	1	74,075
Rancho Cucamonga Business Center	5/28/2021	1	24,624
Norton Distribution Center	6/1/2021	1	32,413
Build-To-Core Logistics Portfolio (3)	6/15/2021	22	876,731
Benchmark Distribution Center	6/18/2021	1	19,651
Key Logistics Portfolio	7/14/2021	48	916,766
Stonewood Logistics Center	7/16/2021	1	19,343
Heron Industrial Center	7/21/2021	1	25,999
Colony Crossing Logistics Portfolio	8/17/2021	2	21,569
Harvill Industrial Center Land	8/23/2021	—	7,532
Commerce Farms Logistics Center	8/25/2021	1	63,821
North County Commerce Center	8/30/2021	5	147,132
Performance Distribution Center	9/7/2021	1	29,532
Madison Distribution Center	9/17/2021	1	13,002
355 Logistics Center	10/1/2021	2	65,422
1 Stanley Drive	10/6/2021	1	22,239
Gilbert Gateway Commerce Park	10/6/2021	3	88,155
California Business Center	10/21/2021	2	31,070
Molto Portfolio	11/17/2021	6	204,964
Walker Mill Industrial Center	11/18/2021	1	17,205
Greater Boston Portfolio	11/22/2021	2	37,358
McDonald Portfolio	12/16/2021	14	395,754
Valwood Industrial Center	12/17/2021	4	43,132
Riggs Hill Industrial Center	12/17/2021	1	5,659
Port Crossing Logistics Center	12/21/2021	1	31,994
Hainesport Commerce Center	12/21/2021	1	132,810
Beltway Logistics Center	12/22/2021	1	28,053
Clackamas Industrial Center	12/23/2021	1	51,174
Total Acquisitions		128	$3,507,041

(1)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2022 and 2021 acquisitions.
(2)	Two land parcels included in the acquisition of the Build-to-Core Logistics Portfolio II.
(3)	Refer to “Note 4” for further detail regarding the acquisitions of the Build-To-Core Logistics Portfolio and the Build-To-Core Logistics Portfolio II as a result of the BTC I Partnership Transaction and the BTC II Partnership Transaction (as defined in “Note 4”).
(4)	Two properties under construction included in the acquisition of County Line Corporate Park II.

During the years ended December 31, 2022 and 2021, we allocated the purchase price of our acquisitions to land, building and improvements, construction in progress, and intangible lease assets and liabilities as follows:

	For the Year Ended December 31,
(in thousands)	2022	2021
Land	$366,128	$577,291
Building and improvements (1)	1,376,360	2,776,519
Intangible lease assets	122,357	210,332
Above-market lease assets	2,507	6,417
Construction in progress	62,059	8,067
Below-market lease liabilities	(40,767)	(71,585)
Total purchase price (2)	$1,888,644	$3,507,041

(1)	Includes site improvements. Depreciable site improvement amounts as of December 31, 2021 been reclassified from land to building and improvements to conform to 2022 presentation. This reclassification had no impact on depreciation amounts.
(2)	Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2022 and 2021 acquisitions.

Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. The weighted-average amortization periods for the intangible lease assets and liabilities acquired in connection with our acquisitions during the years ended December 31, 2022 and 2021, as of the respective date of each acquisition, were both 4.9 years.

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities as of December 31, 2022 and 2021 included the following:

	As of December 31, 2022			As of December 31, 2021
		Accumulated			Accumulated
(in thousands)	Gross	Amortization	Net	Gross	Amortization	Net
Intangible lease assets (1)	$466,663	$(158,757)	$307,906	$332,176	$(74,001)	$258,175
Above-market lease assets (1)	12,869	(3,872)	8,997	10,362	(1,838)	8,524
Below-market lease liabilities	(129,823)	32,424	(97,399)	(89,056)	12,624	(76,432)

(1)	Included in net investment in real estate properties on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2022, for the next five years and thereafter:

	Estimated Net Amortization
	Intangible	Above-Market	Below-Market
(in thousands)	Lease Assets	Lease Assets	Lease Liabilities
Year 1	$85,449	$2,066	$23,541
Year 2	65,473	1,741	19,159
Year 3	49,214	1,551	16,165
Year 4	34,399	1,269	11,902
Year 5	20,532	813	6,418
Thereafter	52,839	1,557	20,214
Total	$307,906	$8,997	$97,399

Future Minimum Rent

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our customers under the terms of non-cancelable operating leases in effect as of December 31, 2022, excluding rental revenues from the potential renewal or replacement of existing leases, were as follows for the next five years and thereafter:

As of
(in thousands)	December 31, 2022
Year 1	$302,379
Year 2	277,661
Year 3	236,649
Year 4	188,981
Year 5	138,921
Thereafter	331,273
Total	$1,475,864

Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$16,682	$9,101	$4,859
Above-market lease amortization	(2,034)	(1,144)	(483)
Below-market lease amortization	19,800	6,762	3,368
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$181,214	$70,898	$25,489
Intangible lease asset amortization	84,756	41,303	20,994

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

On July 15, 2020, we acquired, from a subsidiary of Industrial Property Trust (“IPT”), interests in two joint venture partnerships, the Build-To-Core Industrial Partnership I LP (the “BTC I Partnership”) and the Build-To-Core Industrial Partnership II LP (the “BTC II Partnership” and, together with the BTC I Partnership, the “BTC Partnerships”). The BTC Partnerships were formed with third party investors for purposes of investing in industrial properties located in certain major U.S. distribution markets.

On June 15, 2021, we entered into a transaction with our joint venture partners in the BTC I Partnership, pursuant to which we agreed to split the real property portfolio of the BTC I Partnership in an equitable manner, such that following the split, we and QR Master Holdings USA II LP, each owned a 100% interest in approximately half of the portfolio of the BTC I Partnership (the “BTC I Partnership Transaction”). We have no further interest in the BTC I Partnership as a result of the BTC I Partnership Transaction.

On February 15, 2022, we, along with our joint venture partners in the BTC II Partnership, entered into a transaction to split the majority of the properties in the BTC II Partnership’s portfolio amongst three of the four joint venture partners, with the fourth joint venture partner’s respective interest in such properties having been redeemed for $24.9 million (the “BTC II Partnership Transaction”). We have no further interest in the BTC II Partnership as a result of the BTC II Partnership Transaction.

Concurrently with the BTC II Partnership Transaction, we and our joint venture partners formed a new joint venture partnership (the “BTC II B Partnership”), through which we co-own five properties that were part of the original BTC II Partnership’s portfolio and were not part of the BTC II Partnership Transaction. We own an 8.0% interest in the BTC II B Partnership as general partner and as a limited partner.

We have elected the cost accumulation and allocation model to account for the BTC I Partnership Transaction and the BTC II Partnership Transaction, which allocates the cost of the acquisition at the carrying amount of the previously held interests, along with the incremental consideration paid and transaction costs incurred based on relative fair values.

We have reported our investments in the BTC Partnerships and the BTC II B Partnership under the equity method on our consolidated balance sheets, because with respect to the BTC Partnerships, for the periods prior to the BTC I Partnership Transaction and the BTC II Partnership Transaction, we had the ability to exercise significant influence but did not have control over the partnerships. Similarly, with respect to the BTC II B Partnership, we have the ability to exercise significant influence but do not have control of the partnership.

As of December 31, 2022, we had an 8.0% interest in the BTC II B Partnership, which includes five properties that were either under construction or in the pre-construction phase, with a book value of our investment in the BTC II B Partnership of $19.7 million, which includes $5.3 million of outside basis difference. The outside basis difference originated from the difference between the contributions we made for the minority ownership interest in the joint venture partnership, which was based on fair value, and the book value of our share of the underlying net assets and liabilities of the BTC II B Partnership.

5. DEBT

Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. A summary of our debt is as follows:

	Weighted-Average Effective
	Interest Rate as of			Balance as of
	December 31,	December 31,		December 31,	December 31,
($ in thousands)	2022	2021	Maturity Date	2022	2021
Line of credit (1)	5.71%	1.40%	March 2025	$90,000	$—
Term loan (2)	2.87	2.23	March 2027	550,000	415,000
Term loan (3)	3.65	1.66	May 2026	600,000	600,000
Fixed-rate mortgage notes (4)	3.58	2.93	August 2024 - January 2029	996,720	628,890
Floating-rate mortgage notes (5)	3.68	1.74	January 2025 - July 2025	617,250	617,250
Total principal amount / weighted-average (6)	3.55%	2.14%		$2,853,970	$2,261,140
Less unamortized debt issuance costs				(26,784)	(16,106)
Add unamortized mark-to-market adjustment on assumed debt				427	639
Total debt, net				$2,827,613	$2,245,673
Gross book value of properties encumbered by debt				$2,389,179	$1,835,561

(1)	The effective interest rate is calculated based on either: (i) the Term Secured Overnight Financing Rate (“Term SOFR”) plus a 10 basis point adjustment (“Adjusted Term SOFR”) plus a margin ranging from 1.25% to 2.00%; or (ii) an alternative base rate plus a margin ranging from 0.25% to 1.0%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if Term SOFR is unavailable. The line of credit is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments. As of December 31, 2022, total commitments for the line of credit were $1.0 billion, and the unused and available portions under the line of credit were both $910.0 million.
(2)	The effective interest rate is calculated based on either (i) Adjusted Term SOFR plus a margin ranging from 1.20% to 1.90%; or (ii) an alternative base rate plus a margin ranging from 0.20% to 0.90%, depending on our consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements which fix Term SOFR for the term loan. As of December 31, 2022, total commitments for the term loan were $550.0 million. This term loan is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments.
(3)	The effective interest rate is calculated based on Term SOFR plus a 11.448 basis point adjustment plus a margin ranging from 1.35% to 2.20%; or (ii) an alternative base rate plus a margin ranging from 0.35% to 1.20%, depending on our consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements which fix Term SOFR for $525.0 million of borrowings. As of December 31, 2022, total commitments for the term loan were $600.0 million. This term loan is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments.
(4)	Interest rates range from 2.85% to 4.71%. The assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our other debt and obligations, unless we first satisfy the mortgage notes payable on the respective underlying properties.
(5)	The effective interest rate of the $209.3 million mortgage note is calculated based on Adjusted Term SOFR plus a margin of 1.50%, including the effects of an interest rate cap agreement on $170.0 million of borrowings. The effective interest rate of the $408.0 million mortgage note is calculated based on Adjusted Term SOFR plus a margin of 1.65%, including the effects of an interest rate cap agreements.
(6)	The weighted-average remaining term of our consolidated debt was approximately 3.6 years as of December 31, 2022, excluding any extension options on the line of credit and the floating-rate mortgage notes.

For the years ended December 31, 2022, 2021 and 2020, the amount of interest incurred related to our consolidated indebtedness was $82.2 million, $23.5 million and $12.6 million, respectively. See “Note 6” for the amount of interest incurred related to the DST Program (as defined below).

As of December 31, 2022, the principal payments due on our consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loans	Mortgage Notes (2)	Total
2023	$—	$—	$—	$—
2024	—	—	38,000	38,000
2025	90,000	—	985,080	1,075,080
2026	—	600,000	—	600,000
2027	—	550,000	129,750	679,750
Thereafter	—	—	461,140	461,140
Total principal payments	$90,000	$1,150,000	$1,613,970	$2,853,970

(1)	The line of credit matures in March 2025 and the term may be extended pursuant to two one-year extension options, subject to certain conditions.
(2)	The $209.3 million mortgage note matures in July 2025 and the term may be extended pursuant to a one-year extension option, subject to certain conditions. The $408.0 million mortgage note matures in January 2025 and the $367.8 million mortgage note matures in July 2025 and the terms of both may be extended pursuant to two one-year extension options, subject to certain conditions.

As of December 31, 2022, we have no indebtedness with initial or extended maturity dates beyond 2023 that has exposure to LIBOR.

Debt Covenants

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with all covenants as of December 31, 2022.

Derivative Instruments

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt. As of December 31, 2022, the interest rate cap derivative instruments are not designated as hedges and therefore, changes in fair value are recognized through income. As a result, in periods with high interest rate volatility, we may experience significant fluctuations in our net income (loss).

During the next 12 months, we estimate that approximately $39.0 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt.

The following table summarizes the location and fair value of the derivative instruments on our consolidated balance sheets as of December 31, 2022 and 2021:

	Number of	Notional	Balance Sheet	Fair
($ in thousands)	Contracts	Amount	Location	Value
As of December 31, 2022
Interest rate swaps	17	$1,442,830	Derivative instruments	$70,994
Interest rate caps	2	578,000	Derivative instruments	28,339
Total derivative instruments	19	$2,020,830		$99,333
As of December 31, 2021
Interest rate swaps	10	$575,000	Derivative instruments	$2,653
Interest rate caps	2	578,000	Derivative instruments	3,164
Total derivative instruments	12	$1,153,000		$5,817

The following table presents the effect of our derivative instruments on our consolidated financial statements:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Derivative Instruments Designated as Cash Flow Hedges
Gain (loss) recognized in AOCI	$73,592	$8,298	$(14,140)
Amount reclassified from AOCI (out of) into interest expense	(5,251)	4,164	2,141
Total interest expense presented in the consolidated statements of operations in which the effects of the cash flow hedges are recorded	150,824	30,463	13,012
Derivative Instruments Not Designated as Cash Flow Hedges
Gain (loss) recognized in other (income) expenses	$28,628	$(177)	$—

6. DST PROGRAM

We have a program to raise capital through private placement offerings by selling beneficial interests (the “DST Interests”) in specific Delaware statutory trusts holding real properties (the “DST Program”). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units.

Under the master lease, we are responsible for subleasing the property to occupying customers and all underlying costs associated with operating the property, and is responsible for paying rent to the Delaware statutory trust that owns such property. As such, for financial reporting purposes (and not for income tax purposes), the DST Properties are included in our consolidated financial statements, with the master lease rent payment obligations taking the place of the cost of equity and debt capital. Accordingly, for financial reporting purposes, the rental revenues and rental expenses associated with the underlying property of each master lease are included in the respective line item on the consolidated statements of operations. Consistent with the foregoing, rental payments made to the Delaware statutory trusts pursuant to the master lease agreements are accounted for using the interest method whereby a portion is accounted for as interest expense and a portion is accounted for as an accretion or amortization of the outstanding principal balance of the financing obligations. The net amount we receive from the underlying properties subject to the master lease may be more or less than the amount we pay to the investors of the DST Program and could fluctuate over time.

Consistent with the financial reporting position described herein, the proceeds from each private placement under the DST Program are accounted for as a financing obligation on the consolidated balance sheets due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the Delaware statutory trusts and thereby acquire the real property owned by the Delaware statutory trusts. Consistent with the financial reporting position described herein, upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program are accounted for as deferred financing costs and are netted against the financing obligation.

In order to facilitate additional capital raise through the DST Program, we have made and may continue to offer loans (“DST Program Loans”) to finance a portion of the sale of DST Interests in the trusts holding DST Properties to potential investors. As of December 31, 2022 and 2021, there were approximately $152.4 million and $68.8 million, respectively, of outstanding DST Program Loans that we have made to partially finance the sale of DST Interests. We include our investments in DST Program Loans separately on our balance sheets in the DST Program Loans line item and we include income earned from DST Program Loans in other income and expenses on our consolidated statements of operations.

The following table presents our DST Program activity for the years ended December 31, 2022, 2021, and 2020:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020 (1)
DST Interests sold	$768,639	$492,168	$—
DST Interests financed by DST Program Loans (2)	83,630	68,772	—
Income earned from DST Program Loans (3)	4,811	861	—
Financing obligation liability appreciation (4)	26,568	—	—
Rent obligation incurred under master lease agreements (4)	41,702	6,039	—

(1)	The DST Program was not in place during the year ended December 31, 2020.
(2)	DST Program Loans are presented net of repayments.
(3)	Included in other income and expenses on consolidated statements of operations.
(4)	Included in interest expense on consolidated statements of operations.

Refer to “Note 11” for detail relating to the fees paid to the Advisor, the Dealer Manager and their affiliates for raising capital through the DST Program.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize upon disposition of our financial instruments.

Fair Value Measurements on a Recurring Basis

The following table presents our financial instruments measured at fair value on a recurring basis as of December 31, 2022 and 2021:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
As of December 31, 2022
Assets
Interest rate swaps	$—	$70,994	$—	$70,994
Interest rate caps	—	28,339	—	28,339
Available-for-sale debt securities	—	60,033	—	60,033
Total assets measured at fair value	$—	$159,366	$—	$159,366
As of December 31, 2021
Assets
Interest rate swaps	$—	$2,653	$—	$2,653
Interest rate caps		3,164		3,164
Total assets measured at fair value	$—	$5,817	$—	$5,817

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 5” above for further discussion of our derivative instruments.

Available-for-Sale Debt Securities. The available-for-sale debt securities are debt securities collateralized by mortgages on commercial real estate properties whose fair value is estimated using third-party broker quotes, which provide valuation estimates based upon contractual cash flows, observable inputs comprising credit spreads and market liquidity. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the available-for-sale debt securities being unique and not actively traded, the fair value is classified as Level 2.

Nonrecurring Fair Value Measurements

As of December 31, 2022 and 2021, the fair values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values due to the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	As of December 31, 2022		As of December 31, 2021
	Carrying	Fair	Carrying	Fair
(in thousands)	Value (1)	Value	Value (1)	Value
Assets:
DST Program Loans	$152,402	$146,728	$68,772	$68,772
Liabilities:
Term loans	1,150,000	1,150,000	1,015,000	1,015,000
Mortgage notes	1,613,970	1,521,046	1,246,140	1,247,307

(1)	The carrying value reflects the principal amount outstanding.

8. STOCKHOLDERS’ EQUITY

Public Offering

We intend to conduct a continuous public offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

The Class T shares, Class D shares, and Class I shares, all of which are collectively referred to herein as shares of common stock, have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. The per share amount of distributions paid on Class T shares and Class D shares will be lower than the per share amount of distributions paid on Class I shares because of the distribution fees payable with respect to Class T shares and Class D shares sold in the primary offering.

Pursuant to our public offering, we offered and continue to offer shares of our common stock at the “transaction price,” plus applicable selling commissions and dealer manager fees. The “transaction price” generally is equal to the net asset value (“NAV”) per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.

During the year ended December 31, 2022, we raised gross proceeds of approximately $1.0 billion from the sale of approximately 71.3 million shares of our common stock in our ongoing public offering, including proceeds from our distribution reinvestment plan of approximately $76.4 million.

Common Stock

The following table summarizes the changes in the shares outstanding for each class of common stock for the periods presented below:

	Class T	Class D	Class I	Total
(in thousands)	Shares	Shares	Shares (1)	Shares
Balance as of December 31, 2019	45,240	2,736	1,299	49,275
Issuance of common stock:
Primary shares	83,136	5,032	1,451	89,619
DRIP	2,622	155	64	2,841
Stock grants	—	—	229	229
Redemptions	(433)	(57)	(3)	(493)
Balance as of December 31, 2020	130,565	7,866	3,040	141,471
Issuance of common stock:
Primary shares	73,534	5,614	33,790	112,938
DRIP	4,234	283	387	4,904
Stock grants, net of cancellations	—	—	233	233
Redemptions	(2,204)	(114)	(32)	(2,350)
Forfeitures	—	—	(27)	(27)
Balance as of December 31, 2021	206,129	13,649	37,391	257,169
Issuance of common stock:
Primary shares	40,034	7,308	18,636	65,978
DRIP	4,002	355	981	5,338
Stock grants, net of cancellations	—	—	193	193
Redemptions	(9,120)	(735)	(4,254)	(14,109)
Conversions	(13,780)	—	13,780	—
Forfeitures	—	—	(25)	(25)
Balance as of December 31, 2022	227,265	20,577	66,702	314,544

(1)	Includes 20,000 Class I shares sold to the Advisor in November 2014. See “Note 11” for additional information.

Distributions. The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for each of the quarters ended below:

	Amount
		Common Stock
	Declared per	Distributions	Other Cash	Reinvested	Distribution	Gross
(in thousands, except per share data)	Common Share (1)	Paid in Cash	Distributions (2)	in Shares	Fees (3)	Distributions (4)
2022
December 31	$0.13625	$14,969	$618	$20,516	$7,363	$43,466
September 30	0.13625	14,593	618	19,942	7,304	42,457
June 30	0.13625	13,674	618	18,953	6,852	40,097
March 31	0.13625	13,043	639	18,158	5,656	37,496
Total	$0.54500	$56,279	$2,493	$77,569	$27,175	$163,516
2021
December 31	$0.13625	$12,429	$179	$16,900	$5,146	$34,654
September 30	0.13625	11,020	178	15,219	4,263	30,680
June 30	0.13625	8,552	179	12,295	3,373	24,399
March 31	0.13625	6,721	179	10,310	3,240	20,450
Total	$0.54500	$38,722	$715	$54,724	$16,022	$110,183
2020
December 31	$0.13625	$6,159	$50	$9,315	$3,230	$18,754
September 30	0.13625	5,601	49	8,451	2,952	17,053
June 30	0.13625	5,194	49	7,812	2,710	15,765
March 31	0.13625	3,339	49	5,077	1,742	10,207
	$0.54500	$20,293	$197	$30,655	$10,634	$61,779

(1)	Amounts reflect the quarterly distribution rate authorized by our board of directors per Class T share, per Class D share, and per Class I share of common stock. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares and Class D shares of common stock are reduced by the respective distribution fees that are payable with respect to such Class T shares and Class D shares.
(2)	Consists of distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3)	Distribution fees are paid monthly to Ares Wealth Management Solutions, LLC (the “Dealer Manager”) with respect to Class T shares and Class D shares issued in the primary portion of our public offerings only. All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers. Refer to “Note 11” for further detail regarding distribution fees.
(4)	Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings.

Redemptions

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2022, 2021 and 2020. All eligible redemption requests were fulfilled for the periods presented. Our board of directors may modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders:

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
Number of eligible shares redeemed	14,109	2,350	493
Aggregate dollar amount of shares redeemed	$213,444	$25,109	$4,867
Average redemption price per share	$15.13	$10.68	$9.87

9. REDEEMABLE NONCONTROLLING INTERESTS

The Operating Partnership’s net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

The Operating Partnership issued OP Units to the Advisor and Former Sponsor as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the Advisory Agreement. The Former Sponsor subsequently transferred these OP Units to its members or their affiliates. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period.

The following table summarizes the redeemable noncontrolling interests activity for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
($ in thousands)	2022	2021
Balance at beginning of the year	$15,687	$3,648
Settlement of prior year performance participation allocation (1)	81,185	9,640
Distributions to redeemable noncontrolling interests	(2,493)	(715)
Redemptions of redeemable noncontrolling interests (2)	(40,915)	—
Net loss attributable to redeemable noncontrolling interests	(4,874)	(498)
Change from cash flow hedging activities and available-for-sale securities attributable to redeemable noncontrolling interests	1,043	81
Redemption value allocation adjustment to redeemable noncontrolling interests (3)	19,920	3,531
Ending balance	$69,553	$15,687

(1)	The 2021 performance participation allocation in the amount of $81.2 million became payable on December 31, 2021, and was issued as 6,494,463 Class I OP Units in January 2022 to the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”), AIREIT Incentive Fee LP (the “Special Unit Holder”). At the direction of the Advisor, and in light of our Former Sponsor having been the holder of the Special Units, for the first six months of 2021, the Special Unit Holder designated 3,221,460 of these Class I OP Units to entities affiliated with our Former Sponsor. The Special Unit Holder transferred 3,273,003 Class I OP Units to the Advisor thereafter. The 2020 performance participation allocation in the amount of $9.6 million became payable to the Former Sponsor, as the former holder of the Special Units, on December 31, 2020. At the Former Advisor’s election, it was paid in the form of Class I OP Units valued at $9.6 million (based on the NAV per unit as of December 31, 2020), which were issued to the Former Sponsor in January 2021 and subsequently transferred to its members or their affiliates.
(2)	At the request of the Advisor, the Operating Partnership redeemed all Class I OP Units issued to the Advisor in January 2022 for $40.9 million.
(3)	Represents the adjustment recorded in order to mark to the redemption value, which is equivalent to fair value at the end of the measurement period.

10. INCOME TAXES

Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders’ basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders’ basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders’ common shares. For taxable years beginning before January 1, 2026, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. The unaudited preliminary taxability of our 2022, 2021 and 2020 distributions were:

	For the Year Ended December 31,
(unaudited)	2022	2021	2020
Ordinary income	—%	11.6%	7.1%
Non-taxable return of capital	100.0	34.8	92.9
Long-term capital gain	—	53.6	—
Total distribution	100.0%	100.0%	100.0%

The decrease in taxable income for the year ended December 31, 2022, compared to the same period of the previous year, is primarily due to (i) the increase in the incentive-based performance participation allocation to $140.5 million for the year ended December 31, 2022, as compared to $81.2 million for the same period of the previous year and (ii) our Advisor’s election to settle 55.4% of the 2022 performance participation allocation in cash instead of OP Units, which is deductible as an ordinary business deduction, as compared to the 2021 performance participation allocation, which the Advisor elected to settle entirely in OP Units, which is not deductible for tax purposes.

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2022, 2021 and 2020. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2019.

11. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day operating and acquisition activities and to implement our investment strategy pursuant to the terms of the Advisory Agreement. The current term of the Advisory Agreement ends April 30, 2023, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with the third public offering pursuant to the terms of the dealer manager agreement, dated as of February 11, 2022 (the “Dealer Manager Agreement”), by and among us, the Advisor and the Dealer Manager. On July 1, 2021, Ares closed on the acquisition of Black Creek Group’s U.S. real estate investment advisory and distribution business, including our Former Advisor (the “Transaction”). On the same date, our Former Advisor assigned the then-current advisory agreement to our New Advisor. Ares did not acquire the Former Sponsor, and we now consider Ares real estate group to be our sponsor. Prior to the Transaction, the Former Sponsor, which owned the Former Advisor, was directly or indirectly majority owned by the estate of John A. Blumberg, James R. Mulvihill and Evan H. Zucker and/or their affiliates and the Former Sponsor and the Former Advisor were jointly controlled by the estate of Mr. Blumberg, Messrs Mulvihill and Zucker and/or their respective affiliates. The Advisor, the Sponsor and the Dealer Manager receive compensation in the form of fees and expense reimbursements for services relating to the public offerings and for the investment and management of our assets. The following is a description of the fees and expense reimbursements payable to the Advisor, the Sponsor, and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement, the Dealer Manager Agreement, and the tenth amended and restated limited partnership agreement of the Operating Partnership.

Selling Commissions, Dealer Manager Fees and Distribution Fees. The Dealer Manager is entitled to receive upfront selling commissions and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the offering price at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of Class T shares and Class D shares sold in the primary portion of the offerings. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class. With respect to Class T shares, the distribution fees were payable at a rate of 1.0% of NAV per annum for periods prior to March 1, 2021. With respect to Class D shares, the distribution fees are payable at a rate of 0.25% of NAV per annum for periods after December 31, 2021.

	Class T	Class D	Class I
Selling commissions (as % of offering price)	up to 2.0%	—%	—%
Dealer manager fees (as % of offering price)	up to 2.5%	—%	—%
Distribution fees (as % of NAV per annum)	0.85%	0.50%	—%

We will cease paying the distribution fees with respect to individual Class T shares and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T share or Class D share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.5% of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in the primary portion of the offerings.

Advisory Fee. The advisory fee consists of a fixed component and a performance participation allocation. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to us in an amount equal to 1/12th of 1.25% of (a) the applicable monthly NAV per Fund Interest times the weighted-average number of Fund Interests for such month and (b) the consideration received by us or our affiliates for selling interests in properties under the DST Program. Prior to February 16, 2021, the fixed component of the advisory fee was accrued in the amount of 1/12th of 0.80% of the aggregate cost of each real property asset within our portfolio. “Fund Interests” means the outstanding shares of our common stock and any OP Units held by third parties.

The performance participation allocation, which will be paid to the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the “Special Units”), is a performance-based amount in the form of an allocation and distribution. This amount will be paid to the holder of the Special Units, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Advisor, all or a portion of this amount will be paid instead to the Special Unit Holder in the form of a cash fee, as described in the Advisory Agreement.

The performance participation allocation is calculated as the lesser of: (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward; and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5.0% of the NAV per Fund Interest at the beginning of such year (the “Hurdle Amount”). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted average Fund Interests outstanding during the year. In no event will the performance participation allocation be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the performance participation allocation will be equal to 100.0% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward.

The “annual total return amount” referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance participation allocation as well as ongoing distribution fees (i.e., our ongoing class-specific fees). If the performance participation allocation is being calculated with respect to a year in which we complete a liquidity event, for purposes of determining the annual total return amount, the change in NAV per Fund Interest will be deemed to equal the difference between the NAV per Fund Interest as of the end of the prior calendar year and the value per Fund Interest determined in connection with such liquidity event, as described in the Advisory Agreement. The “loss carryforward” referred to above tracks any negative annual total return amounts from prior years and offsets the positive annual total return amount for purposes of the calculation of the performance participation allocation. The loss carryforward was zero as of December 31, 2022.

Organization and Offering Expenses. The Advisor agreed to advance all of our organization and offering expenses on our behalf, excluding upfront selling commissions, dealer manager fees and distribution fees, through December 31, 2019. We agreed to reimburse the Advisor for all such advanced expenses ratably over the 60 months following December 31, 2019 and reimbursed in full in January 2021, as described below. Beginning January 1, 2020, we either pay organization and offering expenses directly or reimburse the Advisor and the Dealer Manager for any organization and offering expenses that it pays on our behalf as and when incurred. Our total cumulative organization and offering expenses may not exceed 15.0% of the gross proceeds from the primary portion of the applicable offering. As such, we would not consider organization and offering expenses above that amount to be payable, but such amounts may become payable in the future. There were no organization and offering expenses owed to the Advisor by us as of December 31, 2022 and 2021. As of December 31, 2022, our cumulative organization and offering expenses had not exceeded 15.0% of the gross proceeds from the primary portion of the offerings.

Development Fees. Pursuant to the Advisory Agreement, we have agreed to pay the Advisor a development fee in connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of development properties or overseeing the provision of these services by third parties on behalf of us. The fee will be an amount that will be equal to 4.0% of total project cost of the development property (or our proportional interest therein with respect to real property held in joint ventures or other entities that are co-owned). If the Advisor engages a third party to provide development services, the third party will be compensated directly by us, and the Advisor will receive the development fee if it provides development oversight services.

Fees from Other Services. We may retain certain of the Advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor’s affiliates for any such services will not reduce the advisory fees. Any such arrangements will be at market rates or reimbursement of costs.

Acquisition Expense Reimbursements. Pursuant to the Advisory Agreement, subject to certain limitations, we agreed to reimburse the Advisor for all acquisition expenses incurred on our behalf in connection with the selection, acquisition, development or origination of our investments, whether or not such investments are acquired. As these expense reimbursements were not directly attributable to a specified property, they were expensed as incurred on the consolidated statements of operations.

Property-Level Accounting Services. Pursuant to the Advisory Agreement, we have agreed to pay the Advisor a property accounting fee in connection with providing services related to accounting for real property operations, including the maintenance of the real property’s books and records in accordance with GAAP and our policies, procedures, and internal controls, in a timely manner, and the processing of real property-related cash receipts and disbursements. The property accounting fee is equal to the difference between: (i) the property management fee charged with respect to each real property, which reflects the market rate for all real property management services, including property-level accounting services, based on rates charged for similar properties within the region or market in which the real property is located, and (ii) the amount paid to third-party property management firms for property management services, which fee is based on an arm’s length negotiation with a third party property management service provider (the difference between (i) and (ii), the “property accounting fee”).

DST Program

DST Program Dealer Manager Fees. In connection with the DST Program, as described in “Note 6,” Ares Industrial Real Estate Exchange LLC (“AIREX”), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $1.5 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through one or more purchase price “mark ups” of the initial estimated fair value of the DST Properties to be sold to investors, fees paid by the investors at the time of investment, or deductions from distributions paid to such investors.

AIREX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. AIREX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or AIREX will pay the Dealer Manager ongoing fees in amounts up to 1.0% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by AIREX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement and Operating Partnership Agreement, DST Properties are included when calculating the fixed advisory fee and the performance participation allocation due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

DST Manager Fees. AIREX Manager LLC (the “DST Manager”), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to AIREX Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, AIREX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for the development and design of the DST Program and ongoing oversight of the offering and the DST Program. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager subject to the terms of the applicable DST Program offering documents.

In connection with the DST Program, AIREX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers of the interests in the DST Interests to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the “Purchase Price”). The DST Program Loans are made by a subsidiary of ours (the “DST Lender”). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any purchaser will exceed 50% of the Purchase Price paid by such purchaser for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each purchaser that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the “Origination Fee”) upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor. The purchaser will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services the Dealer Manager provided in connection with our public offerings, and any related amounts payable:

	For the Year Ended December 31,			Payable as of
(in thousands)	2022	2021	2020	December 31, 2022	December 31, 2021
Selling commissions and dealer manager fees (1)	$22,815	$15,046	$39,190	$—	$—
Ongoing distribution fees (1)(2)	27,175	16,022	10,634	2,459	1,779
Advisory fee—fixed component	67,561	28,558	9,653	6,371	3,864
Performance participation allocation (3)	140,505	81,185	9,640	140,505	81,185
Other expense reimbursements (4)(5)	12,452	11,434	9,928	2,624	707
Property accounting fee (6)	2,803	1,262	603	269	166
DST Program selling commissions, dealer manager fees and distribution fees (1)	8,584	3,527	—	672	190
Other DST Program related costs (5)	9,974	5,925	—	145	61
Development fees (7)	8,460	937	24	471	78
Total	$300,329	$163,896	$79,672	$153,516	$88,030

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
(2)	The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable were approximately $92.1 million and $85.4 million as of December 31, 2022 and 2021, respectively.
(3)	The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022, and the Advisor elected to settle the amounts owed partially in cash in the amount of $77.8 million and the remainder in 4.1 million OP Units.
(4)	Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the Advisory Agreement, including, but not limited to, certain expenses described below after footnote 7, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.
(5)	Includes costs reimbursed to the Advisor related to the DST Program.

(6)	The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain limited circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.
(7)	Development fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on our consolidated balance sheets. Amounts also include our proportionate share of development acquisition fees relating to the BTC Partnerships, which are included in investment in unconsolidated joint venture partnership(s) on our consolidated balance sheets.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers, including a portion of compensation (whether paid in cash, stock, or other forms), benefits and other overhead costs of certain of our named executive officers, as well as employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. We incurred approximately $11.4 million, $10.1 million and $8.3 million for the years ended December 31, 2022, 2021 and 2020 respectively, for such compensation expenses reimbursable to the Advisor.

Transactions with Affiliates

The Operating Partnership issued 100 Special Units to the Former Sponsor for consideration of $1,000. The Special Units are classified as noncontrolling interests. On July 1, 2021, the 100 Special Units were assigned to the Advisor and in December 2021, the Advisor assigned the 100 Special Units to its subsidiary, the Special Unit Holder.

Joint Venture Partnerships

From the beginning of the first quarter of 2022 until the completion of the BTC II Partnership Transaction, the BTC II Partnership incurred approximately $1.8 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements. For the year ended December 31, 2021, the BTC Partnerships incurred in aggregate approximately $10.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to their respective service agreements. We had amounts due to the BTC II Partnership of approximately $0.2 million as of December 31, 2021, which were recorded in other liabilities on the consolidated balance sheets.

From the completion of the BTC II Partnership Transaction until December 31, 2022, the BTC II B Partnership incurred approximately $1.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements.

Expense Support Agreement

On January 1, 2019, we, the Advisor and the Operating Partnership entered into the Second Amended and Restated Expense Support Agreement (the “Expense Support Agreement”). The Expense Support Agreement amended and restated the agreement that had been entered into by us, the Operating Partnership and the Advisor in October 2016, which was subsequently amended and restated as of July 1, 2017. Pursuant to the Expense Support Agreement, the Advisor agreed to defer certain fees and fund certain of our expenses, subject to the terms of the agreement. The Expense Support Agreement was not renewed after the expiration of its effective term on December 31, 2021 and we do not expect to receive any additional expense support from the Advisor in the future.

The table below provides information regarding the fees deferred and expense support provided by the Advisor, pursuant to the Expense Support Agreement. The Expense Support Agreement was not renewed after the expiration of its effective term on December 31, 2020. The total aggregate amount paid by the Advisor pursuant to the Expense Support Agreement was $27.1 million, and as of December 31, 2020, all reimbursable amounts had been paid in their entirety, and no amounts remain to be reimbursed to the Advisor.

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Fees deferred	$—	$—	$3,896
Other expenses supported	—	—	9,609
Total expense support from Advisor	$—	$—	$13,505
Reimbursement of previously deferred fees and other expenses supported	—	—	(13,505)
Total expense support from Advisor, net (1)	$—	$—	$—

(1)	As of December 31, 2022, 2021 and 2020, no amounts related to expense support were payable to or receivable from the Advisor.

12. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Year Ended December 31,
(in thousands, except per share data)	2022	2021	2020
Net loss attributable to common stockholders—basic	$(308,079)	$(75,349)	$(30,097)
Net loss attributable to redeemable noncontrolling interests	(4,874)	(498)	(83)
Net loss attributable to noncontrolling interests	38	20	5
Net loss attributable to common stockholders—diluted	$(312,915)	$(75,827)	$(30,175)
Weighted-average shares outstanding—basic	295,683	201,169	113,145
Incremental weighted-average shares outstanding—diluted	4,533	1,311	361
Weighted-average shares outstanding—diluted	300,216	202,480	113,506
Net loss per share attributable to common stockholders:
Basic	$(1.04)	$(0.37)	$(0.27)
Diluted	$(1.04)	$(0.37)	$(0.27)

13. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Interest paid related to consolidated indebtedness, net of capitalized interest	$70,667	$21,772	$12,180
Interest paid related to DST Program	32,157	1,757	—
Distributions payable	14,499	11,747	6,450
Distributions reinvested in common stock	76,434	52,223	28,590
Net increase in DST Program Loans receivable through DST Program capital raising	83,630	68,772	—
Redeemable noncontrolling interests issued as settlement of performance participation allocation	81,185	9,640	2,913
Non-cash redemption of minority ownership interest in unconsolidated joint venture partnership	91,028	279,340	—
Change in accrued future ongoing distribution fees	6,726	40,458	28,493
Change in accrued capital expenditures	58,902	2,433	2,242
Non-cash selling commissions and dealer manager fees	22,815	15,046	39,190

Restricted Cash

Restricted cash consists of lender and property-related escrow accounts, as well as utility deposits. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Beginning of period:
Cash and cash equivalents	$216,848	$232,369	$51,178
Restricted cash	887	530	—
Cash, cash equivalents and restricted cash	$217,735	$232,899	$51,178
End of period:
Cash and cash equivalents	$79,524	$216,848	$232,369
Restricted cash	499	887	530
Cash, cash equivalents and restricted cash	$80,023	$217,735	$232,899

14. NONCONTROLLING INTERESTS

Special Units

In November 2014, the Operating Partnership issued 100 Special Units to the parent of the Former Advisor for consideration of $1,000. On July 1, 2021, the 100 Special Units were assigned to the Advisor. In December 2021, the Special Units were assigned by the Advisor to the Special Unit Holder. The holder of the Special Units does not participate in the profits and losses of the Operating Partnership. The holder of the Special Units will be paid a performance participation allocation. Refer to “Note 11” for details regarding the performance participation allocation and Class I OP Units issued as payment for the performance participation allocation. This amount will be paid to the Special Unit Holder, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Advisor, will be paid instead to the Advisor in the form of a cash fee, as described in the Advisory Agreement. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders’ equity.

Subsidiary REITs

As of December 31, 2022, we indirectly own and control the managing member of three subsidiary REITs. Noncontrolling interests represent the portion of equity in the subsidiary REIT that we do not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheet as of December 31, 2022 as noncontrolling interests within permanent equity. Such noncontrolling interests were issued by the Subsidiary REITS in the form of preferred shares, which are non-voting and have no rights to income or loss. The preferred shares are redeemable by the respective subsidiary REIT at our discretion, through our ownership and control of the managing member. The following table includes details for each Subsidiary REIT:

				Annual	Dividend Payable as of December 31,
Subsidiary REIT Acquisition	Date Acquired	Number of Shares	Par Value	Preferred Dividend	2022 (1)	2021 (1)
Executive Airport II	9/3/2020	125	$1,000	12.5%	$7,812	$7,812
Build-To-Core Logistics Portfolio	6/15/2021	122	$500	12.0%	$—	$—
Hainesport Commerce Center	12/21/2021	125	$1,000	12.0%	$—	$—

(1)	Recorded in accounts payable and accrued expenses on our consolidated balance sheets.

15. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we and our subsidiaries may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2022, we and our subsidiaries were not involved in any material legal proceedings.

Environmental Matters

A majority of the properties we acquire have been or will be subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of land. We have or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2022.

16. SUBSEQUENT EVENTS

Adoption of Fifth Amended and Restated Bylaws

On March 15, 2023, the board of directors of the Company adopted and approved, effective immediately, amended and restated bylaws (the “Fifth Amended and Restated Bylaws”). Among other things, the Fifth Amended and Restated Bylaws update certain procedural requirements for the submission of stockholder nominees as a result of the effectiveness of Rule 14a-19 under the Exchange Act, including:

●	requiring that any stockholder submitting a nomination make a representation that such stockholder intends, or is part of a group which intends, to solicit holders of shares representing at least 67% of the voting power of the Company’s capital stock in support of the proposed nominee;
●	updating certain of the certifications to be made by a stockholder submitting a nomination;

●	requiring that any stockholder submitting a nomination provide the Company with reasonable documentary evidence five business days prior to the meeting to demonstrate that such stockholder has met the requirements of Rule 14a-19(a)(3) under the Exchange Act; and

●	limiting the number of nominees a stockholder may nominate for election at a meeting of stockholders to the number of directors to be elected at such meeting.

The Fifth Amended and Restated Bylaws also include certain other administrative, ministerial and conforming changes.

The foregoing description of the Fifth Amended and Restated Bylaws is only a summary of the changes to the Company’s amended and restated bylaws and is qualified in its entirety by reference to the full text of the Fifth Amended and Restated Bylaws, a copy of which is filed as Exhibit 3.4 to our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 20, 2023.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

							Costs				Accumulated
							Capitalized or	Gross Amount Carried as of			Depreciation
				Initial Cost to Company			Adjustments	December 31, 2022			and		Depreciable
	# of				Buildings and	Total	Subsequent to		Buildings and	Total	Amortization	Acquisition	Life
($ in thousands)	Buildings	Debt		Land	Improvements (6)	Costs	Acquisition	Land	Improvements (6)	Costs (7), (8)	(8)	Date	(Years)
Consolidated Industrial Properties:
Ontario Industrial Center in Ontario, CA	1	$—	(1)	$5,225	$5,370	$10,595	$1,002	$5,225	$6,372	$11,597	$(1,934)	2/26/2018	1-20
Medley Industrial Center in Medley, FL	1	—		2,864	4,559	7,423	309	2,864	4,868	7,732	(1,181)	4/11/2018	1-30
Ontario Distribution Center in Ontario, CA	1	—	(2)	14,657	16,101	30,758	123	14,657	16,224	30,881	(5,508)	5/17/2018	1-20
Park 429 Logistics Center in Ocoee, FL	2	—		7,963	36,919	44,882	319	7,963	37,238	45,201	(5,876)	6/7/2018	1-40
Pescadero Distribution Center in Tracy, CA	1	—	(1)	5,602	40,021	45,623	182	5,602	40,203	45,805	(7,194)	6/20/2018	1-40
Gothard Industrial Center in Huntington Beach, CA	1	—	(1)	5,325	4,771	10,096	421	5,325	5,192	10,517	(1,395)	6/25/2018	1-20
Midway Industrial Center in Odenton, MD	1	—	(3)	4,579	3,548	8,127	438	4,579	3,986	8,565	(1,498)	10/22/2018	1-20
Executive Airport Distribution Center I in Henderson, NV	1	—		10,360	40,710	51,070	245	10,360	40,955	51,315	(7,886)	11/20/2018	1-40
Iron Run Distribution Center in Allentown, PA	1	—	(3)	5,483	10,039	15,522	173	5,483	10,212	15,695	(2,708)	12/04/2018	1-20
Elgin Distribution Center in Elgin, IL	1	—		4,032	16,951	20,983	71	4,032	17,022	21,054	(2,219)	12/11/2018	1-40
Addison Distribution Center II in Addison, IL	1	—		4,439	8,009	12,448	879	4,439	8,888	13,327	(2,002)	12/21/2018	1-30
Fontana Distribution Center in Fontana, CA	1	—	(2)	20,558	21,943	42,501	958	20,558	22,901	43,459	(7,237)	12/28/2018	1-20
Airport Industrial Center in Ontario, CA	1	—		4,085	4,051	8,136	506	4,085	4,557	8,642	(1,480)	1/08/2019	1-20
Kelly Trade Center in Austin, TX	1	—		2,686	12,654	15,340	2,052	2,686	14,706	17,392	(2,977)	1/31/2019	1-30
7A Distribution Center in Robbinsville, NJ	1	—		8,002	4,149	12,151	515	3,386	9,280	12,666	(2,507)	2/11/2019	1-20
Quakerbridge Distribution Center in Hamilton, NJ	1	—	(3)	3,434	5,160	8,594	974	2,334	7,234	9,568	(2,019)	3/11/2019	1-40
Hebron Airpark Logistics Center in Hebron, KY	1	—		2,228	9,572	11,800	396	2,228	9,968	12,196	(1,693)	5/30/2019	1-40
Las Vegas Light Industrial Portfolio in Las Vegas, NV	4	—		19,872	39,399	59,271	901	19,872	40,300	60,172	(8,557)	5/30/2019	1-30
Monte Vista Industrial Center in Chino, CA	1	—		7,947	7,592	15,539	494	7,947	8,086	16,033	(2,214)	6/07/2019	1-20
King of Prussia Core Infill Portfolio in King of Prussia, PA	5	—	(3)	14,791	17,187	31,978	1,789	14,791	18,976	33,767	(5,459)	6/21/2019	1-20
Dallas Infill Industrial Portfolio in Arlington, TX	3	38,000		17,159	74,981	92,140	3,965	17,159	78,946	96,105	(14,841)	6/28/2019	1-30
Dallas Infill Industrial Portfolio in Garland, TX	2	11,250		3,545	20,370	23,915	233	3,545	20,603	24,148	(2,990)	6/28/2019	1-40
Edison Distribution Center in Edison, NJ	1	—	(3)	11,519	16,079	27,598	78	11,519	16,157	27,676	(3,830)	6/28/2019	1-20
395 Distribution Center in Reno, NV	2	—	(2)	8,904	45,114	54,018	770	8,904	45,884	54,788	(6,881)	8/05/2019	1-40
I-80 Distribution Center in Reno, NV	4	—	(1)	11,645	60,364	72,009	1,891	11,645	62,255	73,900	(9,904)	9/04/2019	1-40
Avenue B Industrial Center in Bethlehem, PA	1	—		2,190	4,923	7,113	108	2,190	5,031	7,221	(1,345)	9/11/2019	1-20
485 Distribution Center in Shiremanstown, PA	1	—	(4)	6,145	36,914	43,059	206	6,145	37,120	43,265	(5,412)	9/13/2019	1-40
Weston Business Center in Weston, FL	1	—		14,627	17,784	32,411	199	14,627	17,983	32,610	(3,520)	12/10/2019	1-20
Marigold Distribution Center in Redlands, CA	1	—		15,660	24,075	39,735	1,820	15,660	25,895	41,555	(5,594)	12/20/2019	1-30
Bishops Gate Distribution Center in Mount Laurel, NJ	1	—	(3)	6,018	26,208	32,226	1,036	6,018	27,244	33,262	(5,478)	12/31/2019	1-20
Norcross Industrial Center in Peachtree Corner, GA	1	—		3,220	6,285	9,505	7,884	3,220	14,169	17,389	(1,173)	3/23/2020	1-20
Port 146 Distribution Center in LaPorte, TX	1	—		1,748	7,823	9,571	2,369	1,748	10,192	11,940	(634)	4/14/2020	1-40
Lima Distribution Center in Denver, CO	1	—		1,853	9,769	11,622	212	1,853	9,981	11,834	(1,986)	4/15/2020	1-20
Valwood Crossroads in Carrollton, TX	2	—	(4)	12,457	57,542	69,999	123	12,457	57,665	70,122	(7,196)	5/11/2020	1-40
Eaglepoint LC in Brownsburg, IN	1	—		3,598	36,618	40,216	51	3,598	36,669	40,267	(5,066)	5/26/2020	1-40
7A DC II in Robbinsville Township, NJ	1	—	(3)	6,235	16,983	23,218	538	6,235	17,521	23,756	(2,807)	5/27/2020	1-20
Legacy Logistics Center in Salt Lake City, UT	1	—	(1)	5,590	34,128	39,718	1,982	5,590	36,110	41,700	(4,458)	6/3/2020	1-40
Logistics Center at 33 in Easton, PA	1	—	(4)	8,983	54,302	63,285	50	8,983	54,352	63,335	(6,972)	6/4/2020	1-40
Intermodal Logistics Center in Fort Worth, TX	1	—		5,191	23,437	28,628	177	5,191	23,614	28,805	(2,497)	6/29/2020	1-40
Executive Airport Distribution Center II, III in Henderson, NV	2	—		7,852	25,348	33,200	4,144	7,852	29,492	37,344	(1,639)	9/3/2020	1-40
Airpark International Logistics Center in Hebron, KY	2	—		2,371	27,830	30,201	375	2,371	28,205	30,576	(2,610)	10/9/2020	1-40
Carlstadt Industrial Center in Carlstadt, NJ	2	—	(3)	16,989	20,541	37,530	1,050	16,989	21,591	38,580	(3,890)	11/10/2020	1-20
Nelson Industrial Center in La Puente, CA	1	—		3,943	5,089	9,032	115	3,943	5,204	9,147	(967)	12/7/2020	1-40
Miraloma Industrial Center in Placentia, CA	1	—		4,843	4,655	9,498	59	4,843	4,714	9,557	(940)	12/10/2020	1-20
Pennsy Logistics Center in Landover, MD	2	—	(3)	8,273	51,824	60,097	95	8,273	51,919	60,192	(5,335)	12/18/2020	1-30
Gerwig Distribution Center in Columbia, MD	1	—		8,069	11,205	19,274	360	8,069	11,565	19,634	(1,489)	1/8/2021	1-20
Harvill Business Center in Perris, CA	1	—	(4)	14,098	46,490	60,588	41	14,098	46,531	60,629	(3,748)	3/10/2021	1-40
Princess Logistics Center in Lawrenceville, NJ	1	—	(4)	10,883	63,192	74,075	1,232	10,883	64,424	75,307	(3,862)	4/12/2021	1-40
Rancho Cucamonga Business Center in Rancho Cucamonga, CA	1	—		8,185	16,439	24,624	59	8,185	16,498	24,683	(1,781)	5/28/2021	1-30
Norton Distribution Center in Norton, MA	1	—		4,350	28,063	32,413	189	4,350	28,252	32,602	(2,926)	6/1/2021	1-20
Build-To-Core Logistics Portfolio in Austin, TX	5	—	(5)	11,918	42,446	54,364	1,298	11,918	43,744	55,662	(4,698)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Hayward, CA	1	—	(5)	39,357	91,117	130,474	(196)	39,357	90,921	130,278	(4,812)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in LaPorte, TX	1	—		1,998	15,261	17,259	499	1,998	15,760	17,758	(1,084)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Lehigh Valley, PA	1	—		14,522	49,076	63,598	2,008	14,522	51,084	65,606	(3,077)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Lodi, NJ	2	—	(4)	18,545	78,491	97,036	520	18,545	79,011	97,556	(4,001)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Rancho Cucamonga, CA	1	—	(4)	26,126	71,385	97,511	(81)	26,126	71,304	97,430	(5,315)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Richmond, CA	1	—		6,954	33,862	40,816	1,250	6,954	35,112	42,066	(1,762)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in San Diego, CA	2	—	(5)	7,999	34,888	42,887	65	7,999	34,953	42,952	(2,253)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in San Jose, CA	1	—		9,799	23,467	33,266	370	9,799	23,837	33,636	(1,301)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Suwanee, GA	4	—	(5)	5,612	65,492	71,104	2,073	5,612	67,565	73,177	(7,760)	6/15/2021	1-20
Build-To-Core Logistics Portfolio in Tacoma, WA	2	—	(2)	29,942	144,714	174,656	1,205	29,942	145,919	175,861	(9,050)	6/15/2021	1-40
Build-To-Core Logistics Portfolio in Tracy, CA	1	—	(5)	3,564	50,196	53,760	1	3,564	50,197	53,761	(2,839)	6/15/2021	1-40
Benchmark Distribution Center in Houston, TX	1	—		4,809	14,842	19,651	1,186	4,809	16,028	20,837	(1,124)	6/18/2021	1-40
Key Logistics Portfolio in Allentown, PA	1	—		2,876	15,208	18,084	262	2,876	15,470	18,346	(1,434)	7/14/2021	1-20
Key Logistics Portfolio in Auburn, WA	3	—		7,822	34,089	41,911	718	7,822	34,807	42,629	(2,891)	7/14/2021	1-30
Key Logistics Portfolio in Aurora, CO	1	—		1,818	9,147	10,965	—	1,818	9,147	10,965	(916)	7/14/2021	1-20
Key Logistics Portfolio in Boca Raton, FL	1	—		4,959	8,586	13,545	4	4,959	8,590	13,549	(1,180)	7/14/2021	1-20
Key Logistics Portfolio in Glen Burnie, MD	1	—	(3)	2,545	17,976	20,521	1	2,545	17,977	20,522	(2,144)	7/14/2021	1-20
Key Logistics Portfolio in Kent, WA	4	—		11,478	27,605	39,083	451	11,478	28,056	39,534	(3,108)	7/14/2021	1-20
Key Logistics Portfolio in King of Prussia, PA	2	—	(3)	4,120	17,984	22,104	(1)	4,120	17,983	22,103	(2,050)	7/14/2021	1-20
Key Logistics Portfolio in Lanham, MD	1	—	(3)	3,979	18,147	22,126	671	3,979	18,818	22,797	(1,329)	7/14/2021	1-40
Key Logistics Portfolio in Lincolnshire, IL	1	—		1,695	11,939	13,634	58	1,695	11,997	13,692	(868)	7/14/2021	1-30
Key Logistics Portfolio in Louisville, KY	5	—		8,248	117,907	126,155	209	8,248	118,116	126,364	(11,059)	7/14/2021	1-30
Key Logistics Portfolio in Mechanicsburg, PA	1	—		2,205	11,882	14,087	1	2,205	11,883	14,088	(1,208)	7/14/2021	1-20
Key Logistics Portfolio in Memphis, TN	6	—		6,873	103,715	110,588	1,229	6,873	104,944	111,817	(13,047)	7/14/2021	1-20
Key Logistics Portfolio in Olive Branch, MS	1	—		2,656	29,453	32,109	89	2,656	29,542	32,198	(2,178)	7/14/2021	1-30
Key Logistics Portfolio in Ontario, CA	3	—		13,418	38,965	52,383	185	13,418	39,150	52,568	(4,081)	7/14/2021	1-20
Key Logistics Portfolio in Pompano Beach, FL	2	—		4,431	10,992	15,423	357	4,431	11,349	15,780	(1,101)	7/14/2021	1-20
Key Logistics Portfolio in Renton, WA	1	—		4,745	13,612	18,357	(1)	4,745	13,611	18,356	(1,375)	7/14/2021	1-20
Key Logistics Portfolio in Salt Lake City, UT	2	—		5,966	53,720	59,686	372	5,966	54,092	60,058	(5,320)	7/14/2021	1-20
Key Logistics Portfolio in Stockton, CA	4	—	(4)	15,700	73,083	88,783	914	15,700	73,997	89,697	(8,184)	7/14/2021	1-30
Key Logistics Portfolio in Tacoma, WA	1	—		3,844	6,354	10,198	189	3,844	6,543	10,387	(590)	7/14/2021	1-20
Key Logistics Portfolio in Totowa, NJ	1	—	(3)	11,530	46,672	58,202	955	11,530	47,627	59,157	(4,252)	7/14/2021	1-20
Key Logistics Portfolio in Tracy, CA	2	—		11,240	47,595	58,835	1,327	11,240	48,922	60,162	(4,800)	7/14/2021	1-20
Key Logistics Portfolio in Upper Marlboro, MD	1	—		2,206	4,926	7,132	633	2,206	5,559	7,765	(334)	7/14/2021	1-30
Key Logistics Portfolio in Valencia, CA	1	—		6,555	11,619	18,174	22	6,555	11,641	18,196	(775)	7/14/2021	1-30
Key Logistics Portfolio in Wayne, NJ	1	—	(3)	5,800	13,770	19,570	256	5,800	14,026	19,826	(1,163)	7/14/2021	1-20
Key Logistics Portfolio in York, PA	1	—	(4)	4,645	20,466	25,111	—	4,645	20,466	25,111	(2,279)	7/14/2021	1-20

							Costs				Accumulated
							Capitalized or	Gross Amount Carried as of			Depreciation
				Initial Cost to Company			Adjustments	December 31, 2022			and		Depreciable
	# of				Buildings and	Total	Subsequent to		Buildings and	Total	Amortization	Acquisition	Life
($ in thousands)	Buildings	Debt		Land	Improvements (6)	Costs	Acquisition	Land	Improvements (6)	Costs (7), (8)	(8)	Date	(Years)
Stonewood Logistics Center in York, PA	1	—		1,193	18,150	19,343	1,471	1,193	19,621	20,814	(935)	7/16/2021	1-40
Heron Industrial Center in Swedesboro, NJ	1	—		5,622	20,377	25,999	183	5,622	20,560	26,182	(2,468)	7/21/2021	1-20
Colony Crossing Logistics Portfolio in Houston, TX	2	—		5,258	16,311	21,569	381	5,258	16,692	21,950	(2,047)	8/17/2021	1-30
Harvill Industrial Center in Riverside, CA	—	—		7,532	—	7,532	1,417	7,782	1,167	8,949	—	8/23/2021	1-40
Commerce Farms Logistics Center in Lebanon, TN	1	—		3,117	60,704	63,821	607	3,117	61,311	64,428	(4,853)	8/25/2021	1-40
North County Commerce Center in Vista, CA	5	—	(2)	42,171	104,961	147,132	641	42,171	105,602	147,773	(9,215)	8/30/2021	1-20
Performance Distribution Center in Stockton, CA	1	—	(2)	9,733	19,799	29,532	14	9,733	19,813	29,546	(1,181)	9/7/2021	1-40
Madison Distribution Center in Tampa, FL	1	—		766	12,236	13,002	9	766	12,245	13,011	(747)	9/17/2021	1-30
355 Logistics Center in Lockport, IL	2	—		3,360	62,062	65,422	1,808	3,360	63,870	67,230	(3,756)	10/1/2021	1-40
1 Stanley Drive in Aston, PA	1	—	(4)	1,265	20,974	22,239	98	1,265	21,072	22,337	(1,168)	10/6/2021	1-30
Gilbert Gateway Commerce Park in Gilbert, AZ	3	—	(2)	8,129	80,026	88,155	2,694	8,129	82,720	90,849	(4,114)	10/6/2021	1-40
California Business Center in Salt Lake City, UT	2	—		4,780	26,290	31,070	295	4,780	26,585	31,365	(2,915)	10/21/2021	1-20
Molto Portfolio in Aurora, IL	1	—		5,169	32,432	37,601	787	5,169	33,219	38,388	(1,492)	11/17/2021	1-40
Molto Portfolio in Hebron, KY	1	—		1,857	20,674	22,531	1	1,857	20,675	22,532	(834)	11/17/2021	1-40
Molto Portfolio in Houston, TX	2	—		7,370	70,096	77,466	1,533	7,370	71,629	78,999	(3,222)	11/17/2021	1-40
Molto Portfolio in La Vergne, TN	1	—		3,696	23,720	27,416	1	3,696	23,721	27,417	(1,110)	11/17/2021	1-40
Molto Portfolio in Louisville, KY	1	—		3,755	36,195	39,950	307	3,755	36,502	40,257	(1,679)	11/17/2021	1-40
Walker Mill Industrial Center in Capitol Heights, MD	1	—	(3)	2,908	14,297	17,205	29	2,908	14,326	17,234	(960)	11/18/2021	1-20
Greater Boston Portfolio in Danvers, MA	1	—		4,176	16,169	20,345	33	4,176	16,202	20,378	(1,347)	11/22/2021	1-20
Greater Boston Portfolio in Franklin, MA	1	—		2,646	14,367	17,013	250	2,646	14,617	17,263	(1,027)	11/22/2021	1-20
McDonald Portfolio in Alpharetta, GA	4	—		4,228	49,773	54,001	2,163	4,228	51,936	56,164	(3,308)	12/16/2021	1-20
McDonald Portfolio in Atlanta, GA	6	—		10,312	192,196	202,508	1,454	10,312	193,650	203,962	(12,670)	12/16/2021	1-40
McDonald Portfolio in Ellenwood, GA	2	—		4,808	72,142	76,950	642	4,808	72,784	77,592	(4,143)	12/16/2021	1-30
McDonald Portfolio in Savannah, GA	2	—		5,862	56,433	62,295	123	5,862	56,556	62,418	(3,048)	12/16/2021	1-30
Riggs Hill Industrial Center in Jessup, MD	1	—		827	4,832	5,659	77	827	4,909	5,736	(441)	12/17/2021	1-20
Valwood Industrial Center in Carrollton, TX	4	—		12,755	30,377	43,132	786	12,755	31,163	43,918	(2,183)	12/17/2021	1-20
Port Crossing Logistics Center in LaPorte, TX	1	—		2,518	29,476	31,994	88	2,518	29,564	32,082	(1,280)	12/21/2021	1-30
Hainesport Commerce Center in Hainesport, NJ	1	—		19,042	113,768	132,810	997	19,042	114,765	133,807	(4,025)	12/21/2021	1-40
Beltway Logistics Center in Charlotte, NC	1	—		4,726	23,327	28,053	133	4,726	23,460	28,186	(831)	12/22/2021	1-40
Clackamas Industrial Center in Clackamas, OR	1	—		9,623	41,551	51,174	12	9,623	41,563	51,186	(4,007)	12/23/2021	1-20
Build-to-Core II Logistics Portfolio in Aurora, IL	1	—		3,187	21,354	24,541	210	3,187	21,564	24,751	(962)	2/15/2022	1-40
Build-to-Core II Logistics Portfolio in Avenel, NJ	1	—		20,489	22,267	42,756	49	20,489	22,316	42,805	(745)	2/15/2022	1-40
Build-to-Core II Logistics Portfolio in Lakewood, WA	3	—		30,833	149,703	180,536	2,548	30,837	152,247	183,084	(5,198)	2/15/2022	1-40
Build-to-Core II Logistics Portfolio in Mount Prospect, IL	1	—		3,725	20,434	24,159	28	3,725	20,462	24,187	(716)	2/15/2022	1-40
Build-to-Core II Logistics Portfolio in Naperville, IL	1	—		1,951	16,137	18,088	589	1,951	16,726	18,677	(615)	2/15/2022	1-40
Build-to-Core II Logistics Portfolio in Newark, NJ	-	—		25,879	1,634	27,513	15,262	25,879	16,896	42,775	—	2/15/2022	-
Build-to-Core II Logistics Portfolio in Schertz, TX	1	—		503	9,177	9,680	101	503	9,278	9,781	(593)	2/15/2022	1-30
Build-to-Core II Logistics Portfolio in Tualatin, OR	1	—		4,231	27,698	31,929	(93)	4,102	27,734	31,836	(1,015)	2/15/2022	1-40
Northlake Logistics Crossing in Northlake, TX	-	—		21,569	—	21,569	92,305	21,569	92,305	113,874	—	2/17/2022	-
Tampa Commerce Center in Temple Terrace, FL	-	—		6,270	—	6,270	16,778	6,270	16,778	23,048	—	4/1/2022, 5/25/2022	-
Medley 104 Industrial Center in Medley, FL	1	—		13,436	40,234	53,670	38	13,436	40,272	53,708	(1,862)	4/18/2022	1-20
IDI U.S. Logistics Portfolio in Buford, GA	1	—		2,962	18,213	21,175	3	2,962	18,216	21,178	(427)	4/28/2022	1-40
IDI U.S. Logistics Portfolio in Channahon, IL	1	—		8,940	93,938	102,878	349	8,940	94,287	103,227	(1,648)	7/6/2022	1-40
IDI U.S. Logistics Portfolio in Jefferson, GA	1	—		6,798	83,287	90,085	1	6,798	83,288	90,086	(3,069)	4/28/2022	1-40
IDI U.S. Logistics Portfolio in Fort Worth, TX	1	—		4,254	42,904	47,158	2	4,254	42,906	47,160	(1,131)	4/28/2022	1-40
IDI U.S. Logistics Portfolio in Garland, TX	1	—		4,711	59,177	63,888	2	4,711	59,179	63,890	(1,627)	4/28/2022	1-40
IDI U.S. Logistics Portfolio in Indianapolis, IN	1	—		5,104	63,962	69,066	836	5,104	64,798	69,902	(1,952)	4/28/2022	1-40
IDI U.S. Logistics Portfolio in Southhaven, MS	1	—		2,082	23,638	25,720	—	2,082	23,638	25,720	(675)	4/28/2022	1-40
Chicago Growth Portfolio in Bolingbrook, IL	2	—		2,354	22,921	25,275	50	2,354	22,971	25,325	(1,001)	5/9/20222	1-20
Chicago Growth Portfolio in Chicago, IL	1	—		3,326	28,536	31,862	—	3,326	28,536	31,862	(1,707)	5/9/20222	1-20
Chicago Growth Portfolio in Elgin, IL	4	—		4,911	34,448	39,359	115	4,911	34,563	39,474	(1,824)	5/9/20222	1-30
Chicago Growth Portfolio in Lemont, IL	2	—		2,387	20,705	23,092	133	2,387	20,838	23,225	(1,009)	5/9/20222	1-20
Chicago Growth Portfolio in Libertyville, IL	4	—		4,732	46,322	51,054	434	4,732	46,756	51,488	(2,215)	5/9/20222	1-30
Chicago Growth Portfolio in Romeoville, IL	1	—		1,049	10,444	11,493	2	1,049	10,446	11,495	(521)	5/9/20222	1-20
4 Studebaker Commerce Center in Irvine, CA	1	—		9,334	23,854	33,188	58	9,334	23,912	33,246	(1,209)	5/12/2022	1-20
Southeast Orlando Portfolio in Kissimmee, FL	1	—		—	20,468	20,468	267	—	20,735	20,735	(837)	5/19/2022	1-20
Southeast Orlando Portfolio in Orlando, FL	4	—		23,658	94,414	118,072	122	23,658	94,536	118,194	(4,322)	5/19/2022	1-20
I-465 East Logistics Center in Indianapolis, IN	1	—		2,097	16,826	18,923	103	2,097	16,929	19,026	(468)	5/26/2022	1-40
Industry Commerce Center in City of Industry, CA	1	—		12,157	39,929	52,086	69	12,157	39,998	52,155	(2,253)	6/2/2022	1-20
County Line Corporate Park in Hialeah, FL	1	—		34,850	27,230	62,080	57,092	34,850	84,322	119,172	—	6/8/2022	-
Robbinsville Distribution Center in Robbinsville, NJ	-	—		364	—	364	2,187	1,853	698	2,551	—	6/10/2022	-
Innovation I & II Corporate Park in New Albany, OH	2	—		5,807	58,132	63,939	76	5,807	58,208	64,015	(1,417)	6/17/2022	1-40
IDI 2022 National Portfolio in Bolingbrook, IL	2	—		13,054	94,917	107,971	3	13,054	94,920	107,974	(2,185)	6/22/2022	1-40
IDI 2022 National Portfolio in Mesquite, TX	1	—		2,930	24,934	27,864	239	2,930	25,173	28,103	(571)	6/22/2022	1-30
IDI 2022 National Portfolio in Monroe, OH	1	—		7,309	42,003	49,312	1	7,309	42,004	49,313	(1,439)	6/22/2022	1-30
IDI 2022 National Portfolio in Olive Branch, MS	2	—		6,983	54,643	61,626	9	6,983	54,652	61,635	(1,498)	6/22/2022	1-30
I-80 Logistics Park in Wayne, NJ	1	—		16,924	121,606	138,530	182	16,924	121,788	138,712	(4,499)	6/29/2022	1-20
Commonwealth Logistics Center in Jacksonville, FL	-	—		8,927	—	8,927	18,521	8,927	18,521	27,448	—	6/30/2022	-
County Line Corporate Park II in Hileah, FL	1	—		36,050	46,428	82,478	8,985	36,050	55,413	91,463	—	12/28/2022	1-40
Total	243	$1,613,970		$1,288,105	$5,469,961	$6,758,066	$299,947	$1,284,003	$5,774,010	$7,058,013	$(454,273)

(1)	These properties include a $118.5 million mortgage note as of December 31, 2022. This borrowing is non-recourse and secured by deeds of trust for the eight collateralized buildings. The mortgage note has a maturity date of November 1, 2027 and an interest rate of 2.90%. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more detail.
(2)	These properties include a $408.0 million mortgage note as of December 31, 2022. This borrowing is non-recourse and secured by deeds of trust for the 15 collateralized buildings. The mortgage note has an initial maturity date of January 5, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.65%. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more detail.
(3)	These properties include a $367.8 million mortgage note as of December 31, 2022. This borrowing is non-recourse and secured by deeds of trust for the 23 collateralized buildings. The mortgage note has an initial maturity date of July 15, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.85%. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more detail.
(4)	These properties include a $461.1 million mortgage note as of December 31, 2022. This borrowing is non-recourse and secured by deeds of trust for the 12 collateralized buildings. The mortgage note has a maturity date of January 1, 2029 and an interest rate of 2.85%. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more detail.
(5)	These properties include a $209.3 million mortgage note as of December 31, 2022. This borrowing is non-recourse and secured by deeds of trust for the 13 collateralized buildings. The mortgage note has an initial maturity date of July 16, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.50%. See “Note 5 to the Consolidated Financial Statements” in the section of this Supplement titled “Consolidated Financial Statements and Notes” for more detail.
(6)	Includes site improvements as well as gross intangible lease assets of $479.5 million and gross intangible lease liabilities of ($129.8) million.

(7)	As of December 31, 2022, the aggregate cost for federal income tax purposes of investments in property was $5.3 billion (unaudited).
(8)	A summary of activity for investment in real estate properties is as follows:

	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Investment in real estate properties:
Balance at beginning of period	$4,916,055	$1,377,912	$891,170
Acquisition of properties	1,888,644	3,507,041	475,320
Improvements	253,314	31,102	11,451
Write-off of intangibles and customer leasing costs	—	—	(29)
Balance at end of period	$7,058,013	$4,916,055	$1,377,912
Accumulated depreciation and amortization:
Balance at beginning of period	$(186,269)	$(72,924)	$(25,988)
Additions charged to costs and expenses	(268,004)	(113,345)	(46,965)
Write-off of intangibles and customer leasing costs	—	—	29
Balance at end of period	$(454,273)	$(186,269)	$(72,924)